Enghouse Systems Limited SC TO-T

Exhibit 99.(a)(1)(i)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Qumu Corporation
at
$0.90 Net Per Share
by
Cosmos Merger Sub, Inc.
a wholly owned subsidiary of
Enghouse Interactive, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THAT TIME THAT IS
ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), NEW YORK CITY TIME,
ON FEBRUARY 6, 2023, UNLESS THE OFFER IS EXTENDED OR
EARLIER TERMINATED.

Cosmos Merger Sub, Inc. (“Purchaser”, “we” or “us”), a Minnesota corporation and a wholly owned subsidiary of Enghouse Interactive, Inc. (“Enghouse Interactive”), a Delaware corporation and a wholly owned subsidiary of Enghouse Systems Limited (“Parent”), an Ontario corporation, is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition as defined below, any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Qumu Corporation, a Minnesota corporation (“Qumu”), at a price of $0.90 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended, modified, or supplemented from time to time, collectively constitute the “Offer”).

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of December 17, 2022 (as it may be amended, modified, or supplemented from time to time, the “Merger Agreement”), by and among Enghouse Interactive, Purchaser and Qumu. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Qumu (the “Merger”), without a vote of the shareholders of Qumu to adopt the Merger Agreement and consummate the Merger, in accordance with Section 302A.613(4) of the Minnesota Business Corporation Act (as amended, the “MBCA”), with Qumu continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Enghouse Interactive.

As a result of the Merger, each Share that is outstanding immediately prior to the time the Merger becomes effective (other than any Shares (i) owned by Qumu as treasury stock, (ii) owned by Purchaser or Enghouse Interactive (or their respective wholly-owned subsidiaries) or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by Qumu shareholders who properly assert dissenters’ rights to obtain payment for the fair value of their Shares and do not lose or withdraw their dissenters’ rights under the MBCA) will be converted automatically into the right to receive the Offer Price in cash, without interest, and subject to any required withholding of taxes. Following the Merger, Qumu will cease to be a publicly traded company.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The board of directors of Qumu (the “Qumu Board” or the “Board”) has duly (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Qumu and its shareholders, (ii) approved the Merger Agreement and the Merger Transactions (as defined in the Merger Agreement), (iii) declared it advisable that Qumu enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA, (v) recommended that the shareholders of Qumu tender their Shares in the Offer, (vi) received the approvals of the Merger Agreement and the Merger Transactions from the Qumu Special Committee, which approvals constituted approval for the purposes of Sections 302A.673(1) and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA), and (vii) to the extent necessary, taken all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined in the Merger Agreement), and the transactions contemplated by the Merger Agreement and the Support Agreement, not to be subject to any control share acquisition or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 302A.613(4)(b) of the MBCA) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the then issued and outstanding Shares as of one minute following 11:59 p.m. (12:00 midnight), New York City Time, on February 6, 2023 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire). For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded. The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer.” The conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares in the Offer.

January 6, 2023

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which accompanies this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Equiniti Trust Company, in its capacity as depositary for the Offer (the “Depositary”), and deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal, or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company, or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, you must contact that institution in order to tender your Shares pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Expiration Time, you may be able to tender your Shares using the accompanying Notice of Guaranteed Delivery (see Section 3—“Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other materials related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company, or other nominee for assistance concerning the Offer.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street – New York, New York 10005
Banks and Brokers calls: (212) 269-5550
Shareholders and All Others Call Toll-Free: (800) 949-2583
Email address: qumu@dfking.com

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
INTRODUCTION		7
THE TENDER OFFER		9
1.	Terms of the Offer.	9
2.	Acceptance for Payment and Payment for Shares	11
3.	Procedures for Accepting the Offer and Tendering Shares.	11
4.	Withdrawal Rights.	14
5.	Certain U.S. Federal Income Tax Consequences.	14
6.	Price Range of Shares; Dividends.	16
7.	Certain Information Concerning Qumu.	16
8.	Certain Information Concerning Purchaser, Enghouse Interactive and Parent.	17
9.	Source and Amount of Funds.	19
10.	Background of the Offer; Past Contacts or Negotiations with Qumu.	19
11.	The Merger Agreement; Other Agreements.	21
12.	Purpose of the Offer; Plans for Qumu.	35
13.	Certain Effects of the Offer.	36
14.	Dividends and Distributions.	36
15.	Conditions of the Offer.	36
16.	Certain Legal Matters; Regulatory Approvals.	37
17.	Fees and Expenses.	40
18.	Miscellaneous.	40
SCHEDULE I INFORMATION RELATING TO PURCHASER, ENGHOUSE INTERACTIVE AND PARENT		41

SUMMARY TERM SHEET

The following are some of the key terms of the Offer, as well as certain questions that you, as a shareholder of Qumu Corporation (“Qumu”), may have and answers to these questions. This summary term sheet highlights selected information from this Offer to Purchase, and as a result may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase, the Letter of Transmittal and other related materials (which, as each may be amended, modified, or supplemented from time to time, collectively constitute the “Offer”). To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and other related materials carefully and in their entirety.

The information concerning Qumu contained herein and elsewhere in the Offer to Purchase has been provided to Purchaser and Enghouse Interactive by Qumu or has been taken from, or is based upon, publicly available documents or records of Qumu on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Purchaser and Enghouse Interactive have not independently verified the accuracy and completeness of such information.

Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser and, where appropriate, Enghouse Interactive.

Securities Sought:

Subject to certain conditions, including the satisfaction of the Minimum Condition as described below, any and all of the outstanding shares of common stock of Qumu, par value $0.01 per share (the “Shares”). For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time (as defined below) are excluded. See Section 1—“Terms of the Offer.”

Price Offered Per Share:	$0.90 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to any required withholding of taxes. See Section 1—“Terms of the Offer.”

Expiration Time of the Offer:

One minute following 11:59 p.m. (12:00 midnight), New York City Time, on February 6, 2023 (as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). See Section 1— “Terms of the Offer.”

Withdrawal Rights:

You can withdraw your Shares at any time prior to one minute following 11:59 p.m. (12:00 midnight), New York City Time, on February 6, 2023, unless the Offer is extended, in which case you can withdraw your Shares by the then-extended Expiration Time. You can also withdraw your Shares at any time after March 7, 2023, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn. See Section 4— “Withdrawal Rights.”

Purchaser:

Cosmos Merger Sub, Inc., a Minnesota corporation and a wholly owned subsidiary of Enghouse Interactive, Inc., a Delaware corporation and a wholly owned subsidiary of Enghouse Systems Limited, an Ontario corporation. See Section 8—“Certain Information Concerning Purchaser, Enghouse Interactive and Parent.”

Who is offering to buy the Shares?

Cosmos Merger Sub, Inc. (“Purchaser,” “we,” or “us”), a Minnesota corporation and a wholly owned subsidiary of Enghouse Interactive, Inc. (“Enghouse Interactive”), a Delaware corporation and a wholly owned subsidiary of Enghouse Systems Limited (“Parent”), an Ontario corporation, is offering to purchase any and all of the issued and outstanding Shares upon the terms and subject to the conditions contained in this Offer to Purchase. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Qumu. See “Introduction” and Section 8—“Certain Information Concerning Purchaser, Enghouse Interactive and Parent.”

What securities are we offering to purchase?

We are making an offer to purchase any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1—“Terms of the Offer.”

How much are we offering to pay and what is the form of payment?

We are offering to pay $0.90 per Share, net to the seller in cash, without interest, and subject to any required withholding of taxes, upon the terms and subject to the conditions contained in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1—“Terms of the Offer.”

Will Qumu shareholders need to pay any fees or commissions?

If you are the record holder of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions, or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “Introduction” and Section 1—“Terms of the Offer.”

Why are we making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Qumu. The Offer, as the first step in the acquisition of Qumu, is intended to facilitate the acquisition of all outstanding Shares. We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of December 17, 2022 (as it may be amended, modified, or supplemented from time to time, the “Merger Agreement”), by and among Enghouse Interactive, Purchaser and Qumu. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Qumu (the “Merger”) in accordance with Section 302A.613(4) of the Minnesota Business Corporation Act (as amended, the “MBCA”), with Qumu continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Enghouse Interactive. Following the Merger, Qumu will cease to be a publicly traded company. See “Introduction” and Section 12—“Purpose of the Offer; Plans for Qumu.”

Is there an agreement governing the Offer?

Yes. Enghouse Interactive, Purchaser and Qumu have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the Merger. See “Introduction” and Section 11—“The Merger Agreement; Other Agreements.”

How does the Qumu Board view the Offer?

The Qumu Board has duly (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Qumu and its shareholders, (ii) approved the Merger Agreement and the Merger Transactions (as defined in the Merger Agreement), (iii) declared it advisable that Qumu enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA, (v) recommended that the shareholders of Qumu tender their Shares in the Offer, (vi) received the approvals of the Merger Agreement and the Merger Transactions from the Qumu Special Committee, which approvals constituted approval for the purposes of Sections 302A.673(1) and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA), and (vii) to the extent necessary, taken all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement, not to be subject to any control share acquisition or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

See “Introduction,” Section 10—“Background of the Offer; Past Contacts or Negotiations with Qumu” and Section 11—“The Merger Agreement; Other Agreements.” A more complete description of the reasons for the Qumu Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 of Qumu that is being furnished or otherwise made available by Qumu to its shareholders substantially contemporaneously with this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the satisfaction or waiver of the following condition:

•the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 302A.613(4)(b) of the MBCA) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares as of the Expiration Time (the “Minimum Condition” and, together with all other conditions, the “Offer Conditions”).

For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior the Expiration Time are excluded.

Subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, any of the conditions to the Offer may be waived by Purchaser and Enghouse Interactive in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Qumu. See Section 1—“Terms of the Offer,” Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Offer—Terms and Conditions of the Offer” and Section 15—“Conditions of the Offer.”

Is the Offer subject to any financing condition?

No. There is no financing condition to the Offer. See “Introduction,” Section 1—“Terms of the Offer” and Section 9—“Source and Amount of Funds.”

Does Purchaser have the financial resources to pay for all of the Shares it is offering to purchase in the Offer?

Yes. We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger, and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Qumu shareholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Purchaser and Enghouse Interactive Sub related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Qumu equity awards, will be approximately $1,145,979 million.

Enghouse Interactive is expected to provide Purchaser with sufficient funds to complete the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, funded with cash on hand. Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Purchaser’s or Enghouse Interactive’s receipt of financing. Purchaser will provide, and Enghouse Interactive will cause Purchaser to provide, to Equiniti Trust Company in its capacity as the paying agent (the “Paying Agent”), on a timely basis, the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. See Section 9—“Source and Amount of Funds.”

Is the financial condition of Purchaser or Enghouse Interactive material or relevant to a decision to tender Shares in the Offer?

No, we do not believe the financial condition of Purchaser, Enghouse Interactive or their respective affiliates is material or relevant to your decision regarding whether to tender Shares in the Offer because:

•the Offer is being made for all outstanding Shares solely for cash;

•the consummation of the Offer (or the Merger) is not subject to any financing condition;

•we will have sufficient funds available to us to consummate the Offer and the Merger; and

•if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

See Section 9—“Source and Amount of Funds.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond March 24, 2023 (the “Outside Date”). We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation, or position of the SEC, the staff thereof, or the Nasdaq Global Market (“Nasdaq”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, in increments of at least five and up to ten business days (or such other duration as may be agreed to by Enghouse Interactive and Qumu) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such additional extension. See “Introduction,” Section 1—“Terms of the Offer” and Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Offer—Extensions of the Offer” for more details on our ability to extend the Offer.

How will shareholders be notified if the Offer is extended?

If we extend the Offer, we will inform Equiniti Trust Company (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York Time, on the next business day after the day of the previously scheduled Expiration Time. See Section 1—“Terms of the Offer.”

Will there be a subsequent offering period?

No. Pursuant to Section 302A.613(4) of the MBCA, we expect the Merger to occur as soon as practicable following the consummation of the Offer without a subsequent offering period.

Have any shareholders already agreed to tender their Shares in the Offer?

Yes. We have entered into a Tender and Support Agreement (the “Support Agreement”) with certain Qumu shareholders (the “Supporting Shareholders”), pursuant to which the Supporting Shareholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Shares subject to the Support Agreement represent approximately 13% of the outstanding Shares as of December 17, 2022.

How long do shareholders have to decide whether to tender their Shares in the Offer?

You will have until the Expiration Time to decide whether to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Shares tendered pursuant to guaranteed delivery procedures but not yet delivered in satisfaction of such guarantee will be excluded in calculating whether the Minimum Condition has been satisfied. As a result, you are encouraged to deliver your Shares and other required documents to make a valid tender by the Expiration Time. Please give your broker, dealer, commercial bank, trust company, or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Time. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

How do shareholders tender their Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in this Offer to Purchase, in each case no later than the Expiration Time. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, bank, or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two Nasdaq trading days using the accompanying Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that two trading-day period, and for the tender to be counted toward satisfaction of the Minimum Condition, the Shares must be received by the Depositary prior to the Expiration Time.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company, or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. See “Introduction” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may shareholders withdraw previously tendered Shares?

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), they may also be withdrawn at any time after March 7, 2023, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company, or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4—“Withdrawal Rights.”

How do shareholders withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company, or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares. See “Introduction” and Section 4—“Withdrawal Rights.”

If a shareholder tenders its Shares, when and how will the shareholder get paid?

If the Offer Conditions as set forth in Section 15—“Conditions of the Offer” are satisfied or waived on or prior to the Expiration Time and Purchaser accepts your Shares for payment, we will pay you the Offer Price, which is an amount equal to the number of Shares you validly tendered in the Offer multiplied by $0.90 in cash, without interest, and subject to any required withholding of taxes, at or as promptly as practicable following (and in any event within three business days after) the date and time when Purchaser irrevocably accepts such Shares for payment, which will be at or promptly following the Expiration Time. See Section 2—“Acceptance for Payment and Payment for Shares.”

If a shareholder decides not to tender, how will the Offer affect that shareholder’s Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive, as a result of the Merger, the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, without interest and subject to any required withholding of taxes.

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 302A.613(4) of the MBCA, assuming the requirements of Section 302A.613(4) of the MBCA are met, no vote of the shareholders of Qumu will be required to adopt the Merger Agreement and consummate the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by a Merger if all the Shares are not tendered?

If the Offer is consummated and Purchaser acquires a majority of the outstanding Shares, then, in accordance with the terms of the Merger Agreement, Qumu will complete the Merger without a vote of its shareholders to adopt the Merger Agreement and consummate the Merger in accordance with Section 302A.613(4) of the MBCA. Pursuant to the Merger Agreement, if the Minimum Condition or any of the other Offer Conditions are not satisfied, Purchaser is not required to pay for and may delay the acceptance for payment of any Shares tendered pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Qumu, with Qumu continuing as the Surviving Corporation in the Merger and thereby becoming a wholly owned subsidiary of Enghouse Interactive. As a result of the Merger, each Share issued and outstanding immediately before the time the Merger becomes effective (the “Effective Time”) (other than any Shares (i) owned by Qumu as treasury stock, (ii) owned by Purchaser or Enghouse Interactive (or their respective wholly-owned subsidiaries) or irrevocably accepted for purchase by Purchaser in the Offer, or (iii) held by Qumu shareholders who properly assert dissenters’ rights to obtain payment for the fair value of their Shares and do not lose or withdraw their dissenters’ rights under the MBCA) will be converted automatically into the right to receive the Offer Price in cash, without interest, and subject to any required withholding of taxes. See “Introduction” and Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Merger Consideration.”

Upon the successful consummation of the Offer, will Qumu continue as a public company?

If the Offer is consummated, the Merger will be completed as soon as practicable following the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only shareholder of Qumu will be Enghouse Interactive. Immediately following the consummation of the Merger, Enghouse Interactive intends to cause Qumu to delist the Shares from Nasdaq. In addition, Enghouse Interactive intends and will cause Qumu to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met. See Section 12—“Purpose of the Offer; Plans for Qumu” and Section 13—“Certain Effects of the Offer.”

Are dissenters’ rights available in either the Offer or the Merger?

No dissenters’ rights are available to you in connection with the Offer. If, however, we accept Shares in the Offer and the Merger is completed, Qumu shareholders will be entitled to dissenters’ rights in connection with the Merger with respect to Shares not tendered in the Offer if such shareholders properly perfect their dissenters’ rights under the MBCA. See Section 16—“Certain Legal Matters; Regulatory Approvals—Dissenters’ Rights.”

What is the market value of the Shares as of a recent date?

On December 16, 2022, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $0.44. On January 4, 2023, the most recent practicable date before the commencement of the Offer, the reported closing sales price of the Shares was $0.89. The Offer Price represents a premium of approximately 104.5% to the reported closing sales price of the Shares on Nasdaq on December 16, 2022, the last full trading day prior to the announcement of the Merger Agreement. The Offer Price also represents a premium of approximately 76.5% to the closing sales price of the Shares on Nasdaq on the trading date one week prior to the announcement of the Merger Agreement; and a premium of approximately 26.8% to closing sales price of the Shares on Nasdaq on the trading date one month prior to the announcement of the Merger Agreement. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

What will happen to stock options in the Offer?

The Offer is made only for Shares and is not being made for any outstanding options to acquire Shares (“Options”). Pursuant to the Merger Agreement, as of the Effective Time, each Option outstanding immediately before the Effective Time, whether or not exercisable or vested, will be canceled and converted into the right to receive a cash amount (without interest and subject to any required withholding of taxes) equal to (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such Option, multiplied by (ii) the number of Shares subject to such Option. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of Qumu Equity Awards.”

What will happen to restricted stock units in the Offer?

The Offer is made only for Shares and is not being made for any Shares underlying outstanding restricted stock unit awards (“RSUs”). Pursuant to the Merger Agreement, as of the Effective Time, all RSUs outstanding immediately before the Effective Time, whether or not then restricted or subject to vesting or risk of forfeiture, will be canceled and converted into the right to receive a cash amount (without interest and subject to any required withholding of taxes) equal to (i) the Merger Consideration, multiplied by (ii) the number of Shares subject to such RSUs. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of Qumu Equity Awards.”

What will happen to restricted stock awards in the Merger?

The Offer is made only for Shares and is not being made for Shares subject to time-based restricted stock awards (“Restricted Stock Awards”). Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, all Restricted Stock Awards outstanding immediately before the Effective Time, whether or not then restricted or subject to vesting or risk of forfeiture, will be canceled and converted into the right to receive a cash amount (without interest and subject to any required withholding of taxes) equal to (i) the Merger Consideration, multiplied by (ii) the number of Shares subject to such Restricted Stock Award. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of Qumu Equity Awards.”

What will happen to PSUs in the Merger?

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, the earned portion of each performance stock unit (“PSU”) award will be vested and will be canceled and converted into the right to receive an amount in cash, without interest and subject to any required withholding taxes, equal to (i) the Offer Price, multiplied by (ii) the number of shares of Common Stock subject to the earned portion of such PSU. The unearned portion of each outstanding PSU award, including the portion of each outstanding PSU award relating to a 2023 performance period, will be canceled and forfeited without payment of any consideration therefor as of the Effective Time. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Treatment and Payment of Qumu Equity Awards.”

What are the U. S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, in general, if you are a U.S. Holder (as defined below), you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. See Section 5—“Certain U.S. Federal Income Tax Consequences” for a discussion of certain U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger. You are urged to consult your tax advisor regarding the particular tax consequences to you of tendering Shares for cash in the Offer or exchanging Shares for cash in the Merger in light of your particular circumstances (including the application and effect of any state, local, or non-U.S. laws).

Who should shareholders talk to if they have additional questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent for the Offer, toll-free at (800) 949-2583. Banks and brokers may call collect at (212) 269-5550 or email qumu@dfking.com.

INTRODUCTION

To the Holders of Qumu Shares of Common Stock:

Cosmos Merger Sub, Inc. (“Purchaser,” “we,” or “us”), a Minnesota corporation and a wholly owned subsidiary of Enghouse Interactive, Inc. (“Enghouse Interactive”), a Delaware corporation and a wholly owned subsidiary of Enghouse Systems Limited (“Parent”), an Ontario corporation, is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition as defined below, any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Qumu Corporation, a Minnesota corporation (“Qumu”), at a price of $0.90 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with this Offer to Purchase and other related materials, as each may be amended, modified, or supplemented from time to time, collectively constitute the “Offer”). The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), New York City Time, on February 6, 2023 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire), unless the Offer is earlier terminated. See Section 1—“Terms of the Offer.”

Tendering shareholders who are record owners of their Shares and tender directly to Equiniti Trust Company, as depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees or commissions. We will pay all charges and expenses of the Depositary, and D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 302A.613(4)(b) of the MBCA) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares as of the Expiration Time. For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded. The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer.” The conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

Subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, any of the conditions to the Offer may be waived by Purchaser and Enghouse Interactive in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Qumu. See Section 1—”Terms of the Offer” and Section 15—“Conditions of the Offer.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of December 17, 2022 (as it may be amended, modified, or supplemented from time to time, the “Merger Agreement”), by and among Enghouse Interactive, Purchaser and Qumu. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Qumu (the “Merger”) under the Minnesota Business Corporation Act (as amended, the “MBCA”), with Qumu continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Enghouse Interactive. See Section 1—“Terms of the Offer.”

Section 302A.613(4) of the MBCA provides that, subject to certain statutory requirements, if following consummation of a tender offer for all of the outstanding shares of a publicly listed Minnesota corporation, the shares irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, together with the shares otherwise owned by the consummating corporation or its affiliates equals at least the percentage of the shares, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the MBCA or the target corporation’s articles of incorporation, and each outstanding share of each class or series of shares that is the subject of such tender offer and is not irrevocably accepted for purchase in the tender offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of shares irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the shareholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not properly withdrawn prior to the Expiration Time, together with any Shares owned by Purchaser, equals at least a majority of the outstanding Shares, Qumu does not anticipate seeking the approval of its remaining public shareholders before effecting the Merger. Section 302A.613(4) also requires that the merger agreement provide that such merger be effected as soon as practicable following the consummation of the tender offer. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied upon completion of the Merger), and in any event no later than the first business day following such satisfaction or waiver of such conditions, without a vote of the shareholders of Qumu in accordance with Section 302A.613(4) of the MBCA. See Section 12—“Purpose of the Offer; Plans for Qumu.”

As a result of the Merger, each Share issued and outstanding immediately before the time the Merger becomes effective (the “Effective Time”) (other than any Shares (i) owned by Qumu as treasury stock, (ii) owned by Purchaser or Parent (or their respective wholly-owned subsidiaries) or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by Qumu shareholders who properly assert dissenters’ rights to obtain payment for the fair value of their Shares and do not lose or withdraw their dissenters’ rights under the MBCA) will be converted automatically into the right to receive the Offer Price in cash, without interest, and subject to any required withholding of taxes. All shares converted into the right to receive the Offer Price will be canceled and cease to exist. Following the Merger, Qumu will cease to be a publicly traded company. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger—Merger Consideration” and Section 12—“Purpose of the Offer; Plans for Qumu.”

The Qumu Board has duly (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Qumu and its shareholders, (ii) approved the Merger Agreement and the Merger Transactions (as defined in the Merger Agreement), (iii) declared it advisable that Qumu enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA, (v) recommended that the shareholders of Qumu tender their Shares in the Offer, (vi) received the approvals of the Merger Agreement and the Merger Transactions from the Qumu Special Committee, which approvals constituted approval for the purposes of Sections 302A.673(1) and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA), and (vii) to the extent necessary, taken all actions necessary to have the effect of causing the Merger, the Merger Agreement and the Support Agreement and the transactions contemplated by the Merger Agreement and the Support Agreement, not to be subject to any control share acquisition or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

A more complete description of the Qumu Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Qumu (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), which is being furnished or otherwise made available by Qumu to its shareholders in connection with the Offer substantially contemporaneously with this Offer to Purchase and has been filed by Qumu with the U.S. Securities and Exchange Commission (the “SEC”). Qumu shareholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under in the Schedule 14D-9 under “Background of the Offer” and “Reasons for Recommendation of the Qumu Special Committee and the Board.” See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Recommendation.”

Qumu has advised us that, as of the close of business on December 16, 2022, there were 17,932,806 Shares issued and outstanding. Qumu has further advised us that, as of the close of business on December 16, 2022, there were 4,230,320 Shares reserved for issuance for awards granted under Qumu’s Second Amended and Restated 2007 Stock Incentive Plan, as amended (the “Company Stock Plan”), of which 217,688 Shares were subject to outstanding and unexercised Qumu Options, 21,797 shares were subject to time-based restricted stock awards, 1,107,731 Shares were subject to outstanding time-based restricted stock unit awards, and 228,777 Shares were subject to outstanding performance-based performance stock unit awards; 200,000 Shares were subject to that certain stock option agreement dated December 6, 2021 issued by Qumu to Thomas A. Krueger, which was granted outside of the Company Stock Plan; 238,583 Shares were subject to the Hale Warrant, as defined in the Merger Agreement; and 100,000 Shares were subject to the iStudy Warrant, as defined in the Merger Agreement.

The Merger is subject to the satisfaction or waiver of certain conditions, including there being no judgment or other order issued by any court, governmental authority or self-regulatory organization that would enjoin or otherwise prohibit consummation of the Merger, and there being no legal action, arbitration or other civil or criminal proceeding instituted or pending against Enghouse Interactive, Qumu, or their respective affiliates seeking to make illegal, delay materially or enjoin, or otherwise prohibit consummation of the Merger. In addition, Purchaser must have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation, and the officers of Purchaser immediately before the Effective Time will be the officers of the Surviving Corporation. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—The Merger— Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.”

No dissenters’ rights are available in connection with the Offer. If, however, we accept Shares in the Offer and the Merger is completed, Qumu shareholders will be entitled to dissenters’ rights in connection with the Merger with respect to Shares not tendered in the Offer if such shareholders comply with the applicable procedures described under Sections 302A.471 and 302A.473 of the MBCA. Such shareholders will not be entitled to receive the Offer Price (without interest and subject to any required withholding of taxes), but instead will be entitled to receive only those rights provided under Sections 302A.471 and 302A.473 of the MBCA. Shareholders must properly perfect their dissenters’ rights under the MBCA in order to exercise dissenters’ rights in connection with the Merger. See Section 16—“Certain Legal Matters; Regulatory Approvals—Dissenters’ Rights.”

Certain U.S. federal income tax consequences of the tender of Shares in the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain U.S. Federal Income Tax Consequences.”

This Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

The Offer and withdrawal rights will expire at one minute following 11:59 p.m. (12:00 midnight), New York City Time, on February 6, 2023, unless the Offer is extended or earlier terminated.

Upon the terms and subject to the satisfaction, or to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will, at or promptly following the Expiration Time, irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time (as permitted under Section 4—“Withdrawal Rights”). The date and time of Purchaser’s irrevocable acceptance for payment of all Shares validly tendered and not properly withdrawn pursuant to the Offer is referred to as the “Acceptance Time.” Additionally, at or promptly (and in any event within three business days) following the Acceptance Time, Purchaser will pay for all such Shares.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded (see Section 3—“Procedures for Accepting the Offer and Tendering Shares” for more information about these guaranteed delivery procedures). The Offer is also subject to other conditions described in Section 15—“Conditions of the Offer” (all such conditions collectively, the “Offer Conditions”). Subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, any of the conditions to the Offer may be waived by Purchaser and Enghouse Interactive in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Qumu. See Section 15—“Conditions of the Offer.”

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the conditions to the Offer have not been satisfied. See Section 15—“Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Termination of the Merger Agreement.”

Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond the Outside Date. We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation, or position of the SEC, the staff thereof or the Nasdaq Global Market (“Nasdaq”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, in increments of at least five and up to ten business days (or such other duration as may be agreed to by Enghouse Interactive and Qumu) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such additional extension.

Pursuant to the Merger Agreement, we expressly reserve the right to increase the Offer Price, waive any Offer Condition, or modify the terms of the Offer in a manner consistent with the terms of the Merger Agreement, except that, without the prior written consent of the Qumu, we are not permitted to (i) reduce the maximum number of Shares we are seeking to purchase in the Offer,

(ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify, or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, (v) modify or amend any existing Offer Conditions in a manner adverse to the holders of the Shares, (vi) extend or otherwise change the Expiration Time (except as otherwise required or expressly permitted by the terms of the Merger Agreement), (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (viii) otherwise amend, modify, or supplement the Offer in any manner adverse to the holders of the Shares, or (ix) terminate the Offer prior to its scheduled Expiration Time (unless the Merger Agreement is terminated in accordance with its terms).

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c), and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent, or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to shareholders and investor response. Accordingly, if, prior to the Expiration Time, Purchaser decreases the number of Shares being sought or changes the Offer Price, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such decrease or change is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all Qumu shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares, or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver, or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Time. Subject to applicable law (including Rules 14d-4(d), 14d-6(c), and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise, or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, a Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City Time (except that, when used in reference to the Merger Agreement, “business day” means any day other than a Saturday, a Sunday or a day on which the SEC or commercial banks in New York, New York are authorized or required by applicable law to close).

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will complete the Merger without a vote of the shareholders of Qumu to adopt the Merger Agreement and consummate the Merger in accordance with Section 302A.613(4) of the MBCA.

Qumu has provided Purchaser with Qumu’s shareholder list and security position listing for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and the other Offer-related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Qumu’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the Offer Conditions (set forth in Section 15—“Conditions of the Offer”), at or promptly following the Expiration Time, we will irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and at or promptly (and in any event within three business days) following the Acceptance Time, we will pay for all such Shares.

Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply with any applicable law or order. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

No alternative, conditional, or contingent tenders will be accepted. In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depositary Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with Equiniti Trust Company in its capacity as the paying agent (the “Paying Agent”), who will receive payments from us and transmit such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for the Shares by reason of any extension of the Offer or any delay in making such payment for the Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and subject to the conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders

In order for a shareholder to validly tender Shares pursuant to the Offer, the following items must be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Time: (i) the Letter of Transmittal, duly completed and validly executed in accordance with the instructions set forth therein, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, and (ii) either (A) the Certificates evidencing tendered Shares or (B) if such Shares are tendered pursuant to the procedure for book-entry transfer described below, a Book-Entry Confirmation.

Book-Entry Transfer

The Depositary has established an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery

If you wish to tender your Shares pursuant to the Offer but cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•such tender is made by or through an Eligible Institution (as defined below);

•a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) prior to the Expiration Time; and

•the Certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility), together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within two Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Time.

Guarantee of Signatures

No signature guarantee is required on the Letter of Transmittal if:

•the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or

•the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations, and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Certificate, with the signature on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

The method of delivery of Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering shareholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

Irregularities

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms, and subject to the conditions, of the Offer (and if the Offer is extended or amended, the terms of, or the conditions to, any such extension or amendment).

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt), and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser will determine. None of Purchaser, Enghouse Interactive, the Depositary, the Information Agent, or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment

By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided in this Offer to Purchase. Upon such appointment, all prior powers of attorney, proxies, and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents, or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special, or adjourned meeting of the shareholder of Qumu, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent, and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the shareholder of Qumu.

Information Reporting and Backup Withholding

Payments made to shareholders of Qumu in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. shareholders that do not otherwise establish an exemption should complete and return the U.S. Internal Revenue Service (the “IRS”) Form W-9 included in the Letter of Transmittal, certifying that (i) such shareholder is a United States person, (ii) the taxpayer identification number provided by such shareholder is correct, and (iii) such shareholder is not subject to backup withholding. Foreign shareholders should submit a properly completed and signed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or other appropriate IRS Form W-8, a copy of which may be obtained from the Depositary or the IRS website at www.irs.gov, in order to avoid backup withholding. Such shareholders are urged to consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a shareholder’s U.S. federal income tax liability, as long as the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to one minute following 11:59 p.m. (12:00 midnight), New York City Time, on February 6, 2023, unless the Offer is extended, in which case you can withdraw your Shares at any time prior to the then-extended Expiration Time. You can also withdraw your Shares at any time after March 7, 2023, which is the 60th day after the date of commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, Enghouse Interactive, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.

5. Certain U.S. Federal Income Tax Consequences.

The following is a summary of certain of the U.S. federal income tax consequences to U.S. Holders (as defined below) of the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not address the effects of the Medicare contribution tax on net investment income and does not describe any tax consequences arising under the laws of any state, local, or non-U.S. jurisdiction or consider any aspects of U.S. federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the U.S. federal income tax laws, including:

•a bank or other financial institution;

•a tax-exempt organization;

•a retirement plan or other tax-deferred account;

•a partnership, an S corporation, or other pass-through entity (or an investor in a partnership, S corporation, or other pass-through entity);

•an insurance company;

•a mutual fund;

•a real estate investment trust;

•a regulated investment company;

•a dealer or broker in stocks and securities, or currencies;

•a trader in securities that elects mark-to-market treatment;

•a holder of Shares subject to the alternative minimum tax provisions of the Code;

•a holder of Shares that received the Shares through the exercise of an employee stock option, stock purchase rights, stock appreciation rights, as restricted stock, through a tax qualified retirement plan, or otherwise as compensation;

•a person that has a functional currency other than the U.S. dollar;

•a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction;

•certain former citizens or residents of the United States; or

•corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner (including any owner of an interest in an entity or arrangement treated as a partnership for U.S. federal income tax purposes) in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders are urged to consult their own tax advisors regarding the tax consequences of tendering Shares for cash in the Offer or exchanging Shares for cash pursuant to the Merger.

This summary is based on the Code, the U.S. Department of Treasury regulations promulgated under the Code (the “Treasury Regulations”), and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out in this Offer to Purchase is intended only as a summary of the material U.S. federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor regarding the particular tax consequences to you in connection with the Offer and the Merger in light of your particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local, or non-U.S. tax laws.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•a citizen or resident of the United States;

•a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury Regulations.

Payments with Respect to Shares

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger for cash will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss equal to the difference, if any, between the amount of cash received and such holder’s adjusted tax basis in the Shares tendered or exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Proceeds from the tender of Shares in the Offer or the exchange of Shares pursuant to the Merger generally are subject to information reporting and may be subject to backup withholding at the applicable rate (currently, 24%) unless the applicable U.S. Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a United States Holder may be allowed as a refund or a credit against that holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

6. Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “QUMU.” Qumu has advised us that, as of the close of business on December 16, 2022, 17,932,806 Shares were outstanding. The Shares have been listed on Nasdaq since 1992.

The following table sets forth the high and low sales prices per Share as reported on Nasdaq for the periods indicated:

	High	Low
2022:
January 1, 2022 – March 31, 2022	$2.27	$1.51
April 1, 2022 – June 30, 2022	$1.98	$0.75
July 1, 2022 – September 30, 2022	$0.8903	$0.6007
October 1, 2022 – December 31, 2022	$1.05	$0.44
2021:
January 1, 2021 – March 31, 2021	$10.50	$6.15
April 1, 2021 – June 30, 2021	$7.0287	$2.795
July 1, 2021 – September 30, 2021	$3.3893	$2.30
October 1, 2021 – December 31, 2021	$2.8203	$1.83

Qumu has not declared or paid cash dividends with respect to the Shares during the 2 year period from January 1, 2021 to December 31, 2022.

On December 16, 2023, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $0.44. On January 4, 2023, the most recent practicable date before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $0.89. The Offer Price represents a premium of approximately 104.5% to the reported closing sales price of the Shares on Nasdaq on December 16, 2022, the last full trading day prior to the announcement of the Merger Agreement. The Offer Price also represents a premium of approximately 76.5% to the closing sales price of the Shares on Nasdaq on the trading date one week prior to the announcement of the Merger Agreement; and a premium of approximately 26.8% to closing sales price of the Shares on Nasdaq on the trading date one month prior to the announcement of the Merger Agreement. Shareholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Merger Agreement provides that, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, except with the prior written consent of Enghouse Interactive, as expressly contemplated or permitted pursuant to the Merger Agreement or as required by applicable law, Qumu will not make, declare, or pay any dividend or distribution on any shares of its capital stock, including the Shares (other than dividends and distributions by wholly owned subsidiaries of Qumu).

7. Certain Information Concerning Qumu.

Except as specifically set forth herein, the information concerning Qumu contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Qumu or its representatives or publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Qumu’s public filings with the SEC (which may be obtained as described below under “- Available Information”) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General

The following description of Qumu and its business has been taken from Qumu Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and is qualified in its entirety by reference to such Annual Report on Form 10-K and any other public filings with the SEC subsequently made by Qumu.

Qumu Corporation provides the tools to create, manage, secure, distribute and measure the success of live and on-demand video for enterprises. The Qumu platform enables global organizations to drive employee engagement, increase access to video, and modernize the future workplace by providing a more efficient and effective way to share knowledge. Qumu’s customers, which include some of the world’s largest organizations, leverage the Qumu platform for a variety of cloud, on-premise and hybrid deployments.

Use cases include, but are not limited to, CEO and executive town halls, self-service webcasting, sales enablement, training, employee onboarding, internal communications, product releases and training, regulatory compliance and customer engagement. Qumu and its channel partners market Qumu’s products to customers primarily in North America, Europe and Asia.

Qumu generates revenue through the sale of enterprise video content management software, hardware, maintenance and support, and professional and services. Software sales may take the form of a cloud-hosted software as a service (SaaS), recurring term software license or perpetual software license. Software licenses and appliances revenue includes sales of perpetual software licenses, recurring term software licenses and hardware. Service revenue includes SaaS subscriptions, maintenance and support, and professional services. An individual sale can range from a single year agreement for thousands of dollars to a multi-year agreement for over a million dollars. Qumu’s total revenue for 2021 decreased $5.1 million, or 17%, as compared to 2020 primarily driven by Qumu’s accelerated shift to a SaaS-first revenue model initiated in late 2020, the expected end of certain on-premise customer relationships and a large on-premises customer order in 2020. During 2021, Qumu’s SaaS revenue increased 35% compared to 2020, as Qumu’s sales and marketing efforts and strategic plan focused on growing Qumu’s SaaS business.

Qumu’s principal executive offices are located at 400 S. 4th Street, Suite 401-412, Minneapolis, MN 55415. The telephone number of Qumu at its principal executive offices is: (612) 638-9100.

Available Information

The Shares are registered under the Exchange Act. Accordingly, Qumu is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning Qumu’s directors and officers, their remuneration, stock options and other equity awards granted to them, the principal holders of Qumu’s securities, any material interests of such persons in transactions with Qumu, and other matters is required to be disclosed in proxy statements. Such reports, proxy statements, and other information are available on www.sec.gov.

Qumu Financial Projections

Qumu provided Purchaser and Enghouse Interactive with certain internal financial projections as described in Qumu’s Schedule 14D-9, which is being filed with the SEC and is being furnished or otherwise made available to shareholders of Qumu substantially contemporaneously with this Offer to Purchase.

8. Certain Information Concerning Purchaser, Enghouse Interactive and Parent.

Purchaser

Purchaser, a Minnesota corporation, is a wholly owned subsidiary of Enghouse Interactive and was formed solely for the purpose of facilitating the acquisition of Qumu by Enghouse Interactive. To date, Purchaser has not carried on any activities other than those related to its formation, the Offer, and the Merger. Upon consummation of the proposed Merger, Purchaser will merge with and into Qumu and will cease to exist, with Qumu continuing as the Surviving Corporation. The business address for Purchaser is 80 Tiverton Court, Suite 800, Markham, Ontario, L3R 0G4 and its business telephone number is (905) 946-3200.

Enghouse Interactive

Enghouse Interactive, a Delaware corporation, along with certain other subsidiaries of Parent, operates Parent’s Interactive Management Group (“IMG”).

Enghouse Interactive’s principal executive offices are located at 80 Tiverton Court, Suite 800, Markham, Ontario, L3R 0G4 and its business telephone number is (905) 946-3200. Enghouse Interactive is a wholly owned subsidiary of Parent.

Parent

Parent’s principal executive offices are located at 80 Tiverton Court, Suite 800, Markham, Ontario, L3R 0G4 and its business telephone number is (905) 946-3200. Parent’s internet address is https://www.enghouse.com/. The information on Parent’s website is not a part of this Offer to Purchase and is not incorporated by reference into this Offer to Purchase.

Parent is a Canadian publicly traded company (TSX:ENGH) that provides enterprise software solutions focusing on contact centers, video communications, remote work, communications for next generation software defined networks, public safety and the transit market. Parent’s two-pronged growth strategy focuses on internal growth and acquisitions, which, to date, have been funded through operating cash flows. Parent has no debt financing and is organized around two business segments: the IMG and the Asset Management Group (“AMG”).

IMG specializes in contact center and interaction software and services designed to facilitate remote work, enhance customer service, increase efficiency and manage customer communications across multiple types of interactions including voice, email, web chats, text and video. Core technologies include contact center, video collaboration, interactive voice response, artificial intelligence, outbound dialers, attendant console, agent performance optimization, customer survey, business intelligence and analytics that may be deployed in private cloud, multi-tenant cloud or on-premise environments. IMG’s customers are varied and include financial services companies, telecoms, business process service providers, as well as technology and health care providers.

AMG provides a portfolio of software and services solutions to a number of verticals such as cable operators, network telecommunication providers, media, transit, defense and public safety companies. Its products include network infrastructure, Operations Support Systems (“OSS”), Business Support Systems (“BSS”), and revenue generation solutions such as video and Cloud TV solutions. AMG also provides fleet routing, dispatch, scheduling, transit e-ticketing and automated fare collection, communications and emergency control center solutions for the transportation, government, first responders, distribution and security sectors.

Parent continues to focus on building a consistently profitable enterprise software company with a diversified product suite and global market presence. Parent remains focused on generating positive operating cash flows and having a strong balance sheet. Deploying capital on acquisitions and replacing it through operating cash flows is pivotal to our acquisition strategy and allows Parent to pursue further acquisitions.

Parent emphasizes the importance of recurring revenue streams to increase shareholder value and the predictability of its operating results. While Parent continues to develop and enhance its existing product portfolio to grow organically, including expanding our hosted solution offerings, it is also important to augment and expedite this strategy with new and complementary technology, products and services obtained through acquisition. This dual-faceted approach will enable us to provide a broader spectrum of products and services to our customer base more quickly than through organic means alone.

Additional Information

The name, citizenship, business address, present principal occupation or employment, and five-year employment history of each of the directors and executive officers of Purchaser, Enghouse Interactive, and Parent are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Enghouse Interactive, or Parent or, to the best knowledge of Purchaser and Enghouse Interactive, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Purchaser, Enghouse Interactive, or Parent nor, to the best knowledge of Purchaser and Enghouse Interactive, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser, Enghouse Interactive, or Parent or any of the persons so listed, (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares, or (ii) has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser, Enghouse Interactive, or Parent nor, to the best knowledge of Purchaser and Enghouse Interactive, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of Qumu (including, but not limited to, any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, joint ventures, loan, or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents, or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser, Enghouse Interactive, or Parent or, to the best knowledge of Purchaser and Enghouse Interactive, any of the persons listed in Schedule I to this Offer to Purchase, has had any business relationship or transaction with Qumu or any of its executive officers, directors, or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no contacts, negotiations, or transactions between Purchaser, Enghouse Interactive, or Parent, or to the best knowledge of Purchaser and Enghouse Interactive, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Qumu or its subsidiaries, on the other hand, concerning a merger, consolidation, acquisition, tender offer, or other acquisition of securities, election of directors, or sale or other transfer of a material amount of assets during the past two years.

Available Information

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, modified, or supplemented, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits, as well as other information filed by Parent with the SEC, are available on the SEC’s website at www.sec.gov. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other materials related to the Offer may also be obtained for free upon request from the Information Agent, whose contact information is set forth on the on the back cover of this Offer to Purchase.

9. Source and Amount of Funds.

We estimate that the maximum amount of funds needed to (i) complete the Offer, the Merger, and the transactions contemplated by the Merger Agreement, including the funds needed to purchase all Shares tendered in the Offer and to pay the Qumu shareholders whose Shares are converted into the right to receive a cash amount equal to Offer Price in the Merger, (ii) pay for fees and expenses incurred by Purchaser and Enghouse Interactive related to the Offer and the Merger and (iii) pay for the amounts in respect of outstanding in-the-money Qumu equity awards, will be approximately $1,145,979 million.

Enghouse Interactive is expected to provide Purchaser with sufficient funds to complete the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, funded with cash on hand.

Neither the consummation of the Offer nor the consummation of the Merger is conditioned upon Purchaser’s or Enghouse Interactive’s receipt of financing. No alternative financing arrangement or alternative financing plans have been made. Purchaser will provide, and Enghouse Interactive will cause Purchaser to provide, to the Paying Agent, on a timely basis, the funds necessary to pay for any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

We believe the financial condition of Purchaser, Enghouse Interactive, and their respective affiliates is not material or relevant to a decision by a holder of Shares regarding whether to tender such Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the consummation of the Offer (or the Merger) is not subject to any financing condition, (iii) we will have sufficient funds available to us to consummate the Offer and the Merger and (iv) if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger (i.e., the Offer Price).

10. Background of the Offer; Past Contacts or Negotiations with Qumu.

The information set forth below regarding Qumu was provided by Qumu, and none of Purchaser, Enghouse Interactive nor any of their respective affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Purchaser, Enghouse Interactive or their respective affiliates or representatives did not participate.

Background of the Offer

The following is a description of contacts between our representatives with representatives of Qumu that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Qumu’s activities relating to these contacts, please refer to its Schedule 14D-9 being furnished or otherwise made available to its shareholders substantially contemporaneously with this Offer to Purchase.

In July 2022, Qumu’s financial advisor, Craig-Hallum Capital Group LLC (“Craig-Hallum”) contacted Parent to determine if Parent would be interested in pursuing a corporate transaction with Qumu. Parent indicated to Craig-Hallum that it was interested and, on July 26, 2022, Parent entered into a non-disclosure agreement with Qumu.

On July 26, 2022, Craig-Hallum invited Parent to submit a written, non-binding indication of interest by September 15, 2022. In September 2022, Parent submitted a non-binding indication of interest which contemplated the acquisition of Qumu by merger for $0.88 per share or approximately $17.7 million aggregate purchase price.

On October 14, 2022, Craig-Hallum provided Parent with preliminary financial results for September 30, 2022 and an updated forecast for full year 2022 and for 2023, reflecting lower revenue and lower SaaS annual recurring revenue for 2022 and 2023 and reduced cash balance at year end 2022.

On October 21, 2022, Craig-Hallum invited Parent to submit a letter of intent by November 1, 2022.

On October 28, 2022, Rose Bentley, President and Chief Executive Officer of Qumu, Thomas Kreuger, Chief Financial Officer of Qumu, and a representative of Craig-Hallum had a conference call with Sam Anidjar, Vice President, Corporate Development of Parent and Anga Brady, Director of Corporate Finance of Parent, to enable Parent to conduct financial due diligence relating to Qumu.

On November 1, 2022, Parent submitted a letter of intent for an all-cash merger transaction with an aggregate purchase price of approximately $20.4 million or $1.02 per share, an increase from its previous offer of $0.88 per share. On November 1, 2022, the closing sale price of Qumu’s common stock was $0.93 per share. The November 1, 2022 letter of intent also provided for other terms to be reflected in the definitive agreements, including a break-up fee of $800,000, payment of the termination fee in the event Qumu’s shareholders did not approve the transaction, a definition of a superior proposal as having a share price higher by at least 10%, and a requirement that all directors, senior officers and major shareholders enter into a support agreement relating to the transaction.

From November 3 to November 6, 2022, Craig-Hallum negotiated with Parent relating to price. During these negotiations, Parent refused to increase its $1.02 per share offer price. Also, from November 3 to November 6, 2022, Ballard Spahr LLP, counsel to Qumu (“Ballard Spahr) and Craig-Hallum negotiated with Parent regarding terms other than price through revisions to the November 1, 2022 letter of intent.

On November 8, 2022, Parent and Qumu entered into a non-binding letter of intent for the acquisition of Qumu by Parent or one of its affiliates in an all-cash merger at a price of $1.02 per share. The letter of intent included a binding exclusivity provision, which was in effect from November 8, 2022 to December 15, 2022 or if earlier, Parent’s indication to Qumu of its decision not to proceed with the proposed transaction. The letter of intent provided, on a non-binding basis, that the merger agreement would include expense reimbursement to Parent of $200,000 in the event Qumu’s shareholders did not approve the transaction, a right of each party to specifically enforce the obligations under the merger agreement and require that a superior proposal have a share price higher by at least 5%.

On November 14, 2022, a representative of Ballard Spahr discussed the structure of the transaction with Todd May, Vice President, General Counsel of Parent. Mr. May stated that Parent preferred a two-step structure of a tender offer, followed by a merger. Given Parent’s preference, this structure was agreeable to Qumu.

On November 15, November 18 and November 21, 2022, certain members of Qumu management, including Ms. Bentley and Mr. Krueger, participated in various management meetings with Parent management, including for certain of these meetings Parent’s Chief Executive Officer, President, Chief Financial Officer, Mr. Anidjar and Ms. Brady.

On November 21, 2022, Ballard Spahr delivered initial drafts of the merger agreement and tender and support agreement to Parent.

On December 6, 2022, a representative of Craig-Hallum had a telephone conference with Mr. Anidjar to follow-up on outstanding due diligence. During that telephone conference, Mr. Anidjar indicated that Parent would be reducing the price to $0.90 per share due to Parent’s due diligence findings relating to the Company’s forecasted revenue performance and cash position. Later in the day, Parent delivered a draft merger agreement to Ballard Spahr reflecting an offer price of $0.90 per share, among other revisions. On December 6, 2022, the closing sale price of Qumu’s common stock was $0.48 per share.

On December 12, 2022, Ballard Spahr delivered a revised draft of the merger agreement reflecting the Qumu board’s direction at the meeting on December 11, 2022, including the Qumu board’s proposed $0.96 per share offer price.

From December 6 through December 16, 2022, Qumu, Parent and their respective management and legal advisors, as well as Craig-Hallum, discussed and negotiated the terms of the merger agreement and other transaction documents, and Parent continued its due diligence review of Qumu. In these discussions, the parties negotiated certain transaction terms, including the timing of the commencement of the offer, outside date, limitations on the conduct of Qumu’s business during the pre-closing period, the covenant relating to fees and expenses, the circumstances under which the termination fee and expense fee would become payable, the offer conditions, Qumu’s termination rights in the event the tender offer was not timely commenced, termination of the support agreement obligations, and the scope of and exceptions to the representations and warranties of the merger agreement. During this time, Parent identified to Ballard Spahr that the purchaser would be Cosmos Merger Sub, Inc., a subsidiary of Parent’s subsidiary, Enghouse Interactive, Inc.

In addition to these general negotiations, from December 12, 2022 to December 15, 2022, representatives of Craig-Hallum negotiated with Parent to increase the offer price to $0.96 per share, but during these negotiations Parent expressed no willingness to increase its $0.90 per share proposed offer price at all. On December 15, 2022, Qumu accepted Parent’s proposed $.90 per share offer price.

Parent, Qumu, and their respective advisors, finalized the Merger Agreement and the related transaction documents on the evening of December 17, 2022, and thereupon Enghouse Interactive, Purchaser and Qumu executed the Merger Agreement and Enghouse Interactive, Purchaser and the parties to the Support Agreement executed the Support Agreement.

On December 19, 2022, before the opening of U.S. stock markets, Parent and Qumu issued a joint press release announcing the execution of the Merger Agreement. The closing price of Qumu’s common stock on December 16, 2022, the last trading day before the announcement, was $0.44 per share.

Past Contacts, Transactions, Negotiations and Agreements

For information on the Merger Agreement and the other agreements between Qumu and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Purchaser, Enghouse Interactive and Parent” and Section 11—“The Merger Agreement, Other Agreements—Other Agreements.”

11. The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary of the Merger Agreement has been included to provide shareholders with information about its terms. It is not intended to provide any other factual disclosures about Purchaser, Enghouse Interactive, Qumu, or their respective affiliates, and it is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Qumu or the transactions contemplated by the Merger Agreement contained in public reports filed by Qumu with the SEC. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning Purchaser, Enghouse Interactive and Parent.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this section and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information included in a confidential disclosure letter delivered by Qumu to Purchaser and Enghouse Interactive in connection with signing the Merger Agreement (the “Disclosure Schedule”). Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties contained in the Merger Agreement and summarized in this Section 11 should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Qumu at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Qumu in its public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Qumu’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Qumu, Purchaser, Enghouse Interactive, their respective affiliates, and their respective businesses that is contained or incorporated by reference in the Schedule TO and related exhibits, including this Offer to Purchase, and the Schedule 14D-9 filed by Qumu with the SEC on January 6, 2023, as well as in Qumu’s other public filings.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer on or before January 4, 2023, and that, subject to the satisfaction or waiver of the Minimum Condition and the other conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will, and Enghouse Interactive will cause Purchaser to, irrevocably accept for payment all Shares validly tendered and not properly withdrawn at or as promptly as practicable following the Expiration Time of the Offer, and pay for all such Shares at or promptly (and in any event within three business days) following such Acceptance Time. The initial Expiration Time of the Offer will be one minute following 11:59 p.m. (12:00 midnight), New York Time, on February 6, 2023.

Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15—“Conditions of the Offer.” The Offer Conditions are for the sole benefit of Purchaser and Enghouse Interactive, and, subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, Purchaser and Enghouse Interactive may waive any Offer Condition, in whole or in part at any time and from time to time in their respective sole discretion, other than the Minimum Condition, which may be waived by Purchaser and Enghouse Interactive only with the prior written consent of Qumu. We expressly reserve the right to increase the Offer Price, waive any Offer Condition or modify the terms of the Offer in a manner consistent with the terms of the Merger Agreement, except that, without the prior written consent of the Qumu, we are not permitted to (i) reduce the maximum number of Shares we are seeking to purchase in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify, or waive the Minimum

Condition, (iv) impose conditions to the Offer that are in addition to the Offer Conditions, (v) modify or amend any existing Offer Conditions in a manner adverse to the holders of the Shares, (vi) extend or otherwise change the Expiration Time (except as otherwise required or expressly permitted by the terms of the Merger Agreement), (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, (viii) otherwise amend, modify, or supplement the Offer in any manner adverse to the holders of the Shares, or (ix) terminate the Offer prior to its scheduled Expiration Time (unless the Merger Agreement is terminated in accordance with its terms).

Extensions of the Offer. Pursuant to the Merger Agreement, we may extend the Offer beyond its initial Expiration Time, but in no event will we be required to extend the Offer beyond the Outside Date. We have agreed in the Merger Agreement that Purchaser will extend the Offer on one or more occasions: (i) for the minimum period required by any rule, regulation, interpretation, or position of the SEC, the staff thereof or Nasdaq applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, in increments of at least five and up to ten business days (or such other duration as may be agreed to by Enghouse Interactive and Qumu) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such additional extension.

Recommendation

Qumu has represented in the Merger Agreement that the Qumu Board, at a meeting duly called and held, has (i) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Qumu and its shareholders, (ii) approved the Merger Agreement and the Merger Transactions (as defined in the Merger Agreement), which approval constituted approval for the purposes of Sections 302A.673(1) and 302A.675 of the MBCA (as a result of which the Merger Agreement and the Merger Transactions are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA or subject to the “fair price” provisions of Section 302A.675 of the MBCA), (iii) and declared it advisable that Qumu enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger Agreement and the Merger be governed by and effected under Section 302A.613(4) of the MBCA, (v) recommended that the shareholders of Qumu tender their Shares in the Offer, and (vi) to the extent necessary, take all actions necessary to have the effect of causing the Merger, the Merger Agreement, the Support Agreement, and the transactions contemplated by the Merger Agreement and the Support Agreement, not to be subject to any control share acquisition or similar law, rule, or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement (such recommendation, the “Qumu Board Recommendation”).

The Merger

The Merger Agreement provides that, following completion of the Offer, if applicable, and subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, at the Effective Time:

•Purchaser will be merged with and into Qumu;

•the separate corporate existence of Purchaser will cease, and Qumu will continue its corporate existence under the MBCA as the Surviving Corporation in the Merger; and

•the Surviving Corporation will become a wholly owned subsidiary of Enghouse Interactive.

Articles of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. At the Effective Time, the articles of incorporation of Qumu will be amended and restated to read in its entirety as set forth in Exhibit A to the Merger Agreement and, as so amended and restated, will be the articles of incorporation of the Surviving Corporation. The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except as to the name of the Surviving Corporation). The directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation from and after the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation’s organizational documents and applicable law, and the officers of the Purchaser immediately before the Effective Time will be the officers of the Surviving Corporation from and after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation’s organizational documents and applicable law.

Merger Closing Conditions. The obligations of Purchaser and Enghouse Interactive, on the one hand, and Qumu, on the other hand, to complete the Merger are each subject to the satisfaction or (to the extent permitted by law) the waiver of the following conditions:

•no judgment or other order has been issued by any court, governmental authority or self-regulatory organization that would enjoin or otherwise prohibit consummation of the Merger; and

•Purchaser has irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately before the Effective Time (other than any Shares (i) owned by Qumu as treasury stock, (ii) owned by Purchaser or Enghouse Interactive (or their respective wholly-owned subsidiaries) or irrevocably accepted for purchase by Purchaser in the Offer or (iii) held by Qumu shareholders who properly assert dissenters’ rights to obtain payment for the fair value of their Shares and do not lose or withdraw their dissenters’ rights under the MBCA) will be converted automatically into and will thereafter represent only the right to receive the Offer Price in cash (without interest and subject to any required withholding of taxes) (the “Merger Consideration”). All Shares converted into the right to receive the Offer Price will be canceled automatically and cease to exist at the Effective Time.

Payment for Shares. At or prior to the Effective Time, Enghouse Interactive will deposit, and cause to be deposited, with the Paying Agent sufficient funds for the payment of the aggregate Merger Consideration to Qumu shareholders.

Promptly after the Effective Time, Enghouse Interactive will cause the Paying Agent to mail to each holder of record of Shares a letter of transmittal and instructions for surrendering Certificates or providing a Book-Entry Confirmation in exchange for the Merger Consideration. The Paying Agent will promptly pay the Merger Consideration in respect of the number of Shares formerly evidenced by each Certificate or Book-Entry Confirmation, less any required withholding of taxes, upon receipt of (i) a surrendered Certificate or Book-Entry Confirmation representing the Shares and (ii) a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent. No interest will accrue or be paid on any amount payable upon surrender of a Certificate or Book-Entry Confirmation.

If any cash deposited with the Paying Agent is not claimed within six months after the Effective Time, such cash will be delivered to Enghouse Interactive. Thereafter, any holder of Shares who has not complied with the Certificate or Book-Entry Confirmation surrender procedures set forth in the Merger Agreement must look only to Enghouse Interactive and/or the Surviving Corporation, which will remain responsible for payment and issuance of the applicable Merger Consideration.

Treatment and Payment of Qumu Equity Awards. As of the Effective Time, all options to acquire Shares outstanding immediately before the Effective Time (“Options”), each outstanding award of restricted stock, all restricted stock units with respect to Shares outstanding immediately before the Effective Time (“RSUs”) and the earned portion of each performance stock unit award in each case whether or not exercisable or vested, will be canceled and converted into the right to receive a cash amount equal to the Merger Consideration (without interest and subject to any required withholding of taxes) equal to (i) in the case of Options, the excess, if any, of the Offer Price over the applicable exercise price per Share of each Option, multiplied by the number of Shares subject to such Option, and (ii) in the case of restricted stock, RSUs, and the earned portion of each performance stock unit award, the Merger Consideration multiplied by the number of Shares subject to such award. The unearned portion of each outstanding performance stock unit award, including the portion of each outstanding performance stock unit award relating to a 2023 performance period, will be canceled and forfeited without payment of any consideration therefor as of the Effective Time.

As promptly as practicable following the Effective Time, and in any event no later than the second regular Surviving Corporation payroll date thereafter, Enghouse Interactive will cause the Surviving Corporation to pay to each former holder of Options, RSUs, Restricted Stock and earned portions of performance stock unit awards, through its payroll system, the amounts due and payable to such holder pursuant to the Merger Agreement in respect of such Options, RSUs, Restricted Stock, the earned portion of performance stock units (including any accrued and unpaid dividends and other distributions, including dividend equivalents).

Representations and Warranties

The Merger Agreement contains representations and warranties of Qumu, Purchaser and Enghouse Interactive.

Some of the representations and warranties in the Merger Agreement made by Qumu are qualified as to “materiality” or a “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” with respect to Qumu means any fact, circumstance, change or effect that, individually or when taken together with all other such facts, circumstances, changes or effects that exist at the date of determination of the occurrence of the Material Adverse Effect, has or is reasonably likely to have a material adverse effect on (1) the business, operations, financial condition or results of operations of Qumu and its Subsidiaries, as defined in the Merger Agreement, taken as a whole, or (2) the ability of Qumu to perform its obligations pursuant to the Merger Agreement and to consummate the Merger and the transactions contemplated thereby in a timely manner; provided, however, that with respect to the foregoing clause (1) no facts, circumstances, changes or effects (by themselves or when aggregated with any other facts, circumstances, changes or effects) resulting from, relating to or arising out of the following shall be deemed to be or constitute a Material Adverse Effect, and no facts, circumstances, changes or effects resulting from, relating to or arising out of the following (by themselves or when aggregated with any other facts, circumstances, changes or effects) shall be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur:

•economic, financial or political conditions in the United States or any other jurisdiction in which Qumu or any of its subsidiaries has business or operations, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Qumu and its subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which Qumu operates;

•conditions in the industry or industries in which Qumu operates, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Qumu and its subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which Qumu operates;

•conditions in the financial markets, and any changes therein, but solely to the extent that such conditions and changes do not have a disproportionate impact on Qumu and its subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which Qumu operates;

•acts of terrorism or war, weather conditions (including, without limitation, earthquakes, hurricanes, tornadoes or similar natural disasters), pandemics (including SARS-CoV-2 or COVID-19, any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (“COVID-19”)), epidemics or other outbreaks of disease, quarantine restrictions, power outages, and other force majeure events, but solely to the extent that such conditions and changes do not have a disproportionate impact on Qumu and its subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which Qumu operates that are located in the same geographical areas as Qumu and its subsidiaries;

•the announcement or pendency of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the impact thereof on the relationships, contractual or otherwise, of Qumu or any of its subsidiaries with employees, customers or other business counterparties;

•changes in applicable Law or United States generally accepted accounting principles (“GAAP”, or any interpretations of GAAP), but solely to the extent that such conditions and changes do not have a disproportionate impact on Qumu and its subsidiaries, taken as a whole, relative to other companies of comparable size operating in the industry or industries in which Qumu operates;

•changes in Qumu stock price or the trading volume of Qumu’s stock, in and of itself;

•the failure to meet public estimates or forecasts of revenues, earnings or other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself;

•any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Laws or directive of any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19; or

•any Transaction Litigation.

In the Merger Agreement, Qumu has made customary representations and warranties to Purchaser and Enghouse Interactive with respect to, among other things:

•corporate matters related to Qumu and its subsidiaries, such as organization, standing, qualification to do business, and corporate power;

•its authority and authorization of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby;

•certain recommendations of the Qumu Board;

•the enforceability of the Merger Agreement;

•its subsidiaries;

•the absence of authorizations by governmental authorities required with respect to the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby;

•non-contravention;

•its capitalization;

•public SEC filings;

•financial statements and internal controls;

•compliance with the applicable rules and regulations of Nasdaq;

•the absence of undisclosed liabilities and off-balance sheet arrangements;

•the absence of certain changes or events;

•the absence of litigation;

•material contracts;

•employee benefit plans and related matters;

•labor relations and employee matters;

•tax matters;

•environmental matters;

•intellectual property;

•privacy and data protection matters;

•real property;

•insurance;

•compliance with laws and permits;

•anti-corruption matters;

•customers;

•suppliers;

•affiliate transactions;

•opinion of financial advisor with respect to the fairness of the Offer Price;

•finders’ and brokers’ fees and expenses;

•the inapplicability of certain state takeover laws to the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby; and

•the absence of certain antitakeover agreements or plans.

In the Merger Agreement, we have made customary representations and warranties to Qumu with respect to, among other things:

•corporate matters related to Purchaser and Enghouse Interactive, such as organization, standing, qualification to do business and corporate power;

•Purchaser’s and Enghouse Interactive’s authority and authorization of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby;

•the enforceability of the Merger Agreement;

•the absence of authorizations by governmental authorities required with respect to the Merger Agreement and the Offer, the Merger, and the other transactions contemplated thereby;

•non-contravention;

•Purchaser’s capitalization and operations;

•no ownership of Shares;

•funding;

•the absence of arrangements with management and principal shareholders of Qumu;

•the absence of litigation;

•finders’ and brokers’ fees and expenses; and

•Purchaser’s and Enghouse Interactive’s independent investigation.

None of the representations and warranties contained in the Merger Agreement will survive the Merger.

Conduct of the Business of Qumu

The Merger Agreement provides that, except with the prior written consent of Enghouse Interactive (such consent not to be unreasonably withheld, delayed or conditioned), except as permitted pursuant to the Merger Agreement, except as set forth in the Disclosure Schedule or except as required by applicable law, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, (i) Qumu is required, and required to cause each of its subsidiaries, to conduct its operations in all material respects in the ordinary course of business consistent with past practice, and (ii) is not permitted, and will not permit any of its subsidiaries, to take any of the following actions (subject to the thresholds, materiality standards, carve-outs and exceptions specified in the Merger Agreement):

•amend any of the organizational documents of Qumu or of a subsidiary of Qumu;

•declare, set aside or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly owned subsidiaries of Qumu;

•adjust, split, combine or reclassify any of its capital stock;

•redeem, purchase or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•grant any right or option to acquire any shares of its capital stock;

•issue, deliver or sell any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•change the compensation or benefits payable or to become payable to any of its directors, officers, employees or contractors;

•establish, adopt, enter into, amend, renew or terminate any material employee benefit plan, agreement, policy, program, or commitment (including any severance or retention agreement);

•adopt, enter into, amend, or terminate any collective bargaining agreement or other similar arrangement relating to union or organized employees;

•take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any of its directors, employees, or other service providers;

•hire any employee or contractor, except for certain replacement employees or contractors; terminate (other than for cause) any employee or contractor; or amend the terms of any employment or contractor agreements;

•acquire, directly or indirectly, whether by purchase, merger, consolidation or acquisition of stock or assets or otherwise, any assets, real property, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans, or property transfers), in each case, other than (i) acquisitions of raw materials, supplies, equipment, inventory and third party software in the ordinary course of business consistent with past practice (it being understood and agreed that the acquisition of all or substantially all of the assets of any person is not in the ordinary course of business) and (ii) transactions with customers for the sale or license of products, technologies and services developed (including products, technologies and services under development), owned, made, provided, distributed, imported, sold or licensed by or on behalf of Qumu and/or any of its Subsidiaries in the ordinary course of business consistent with past practice;

•sell, lease, license, abandon or dispose of any of its material assets, including the capital stock of subsidiaries of Qumu;

•pledge, encumber or grant liens on any of its assets;

•make loans, capital contributions, or advances to or investments in any natural person or entity or organization;

•incur, assume, or guarantee new indebtedness;

•enter into, amend, terminate, or waive any material rights or obligations under any material contract of Qumu or any of its subsidiaries;

•enter into any contract that would be considered a Material Contract as defined by the Merger Agreement;

•enter into, materially amend, or grant any release or relinquishment of any material rights under any Company IP License, as defined in the Merger Agreement, or Contract, and defined in the Merger Agreement;

•enter into any new line of business outside its existing business as of the date of the Merger Agreement;

•make capital expenditures;

•merge or consolidate with any entity or organization or adopt a plan of liquidation, dissolution, consolidation, restructuring or recapitalization;

•enter into any agreement, understanding or arrangement with respect to the sale, voting, registration, or repurchase of shares of its capital stock;

•change its accounting methods, policies, or procedures other than as required by United States generally accepted accounting principles, applicable laws, rules, or regulations or by any court, governmental authority, or self-regulatory organization;

•waive, release, assign, settle, or compromise any legal action, arbitration, or other civil or criminal proceeding;

•cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect, any insurance policy;

•make, change, or revoke any material tax election, change any annual tax accounting period, adopt any new or change any current material method of tax accounting, amend, refile or otherwise revise any previously filed material tax returns, enter into any closing agreement, settle or compromise any material tax claim or assessment, consent to any extension or waiver of the statutory period of limitations applicable to any material claim or assessment in respect of taxes, waive any right to a refund of taxes or enter into any material tax sharing, allocation, indemnity, or similar agreements or arrangements;

•enter into, adopt, or authorize the adoption of any shareholder rights agreement, “poison pill” or similar antitakeover agreement or plan;

•take any action or omit to take any action the result of which would reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement; or

•agree or commit to do any of the foregoing.

Conduct of Purchaser and Enghouse Interactive

The Merger Agreement provides that, except with the prior written consent of Qumu, as expressly required or permitted pursuant to the Merger Agreement, as required by applicable law or to comply with any notice from a court, governmental authority or self-regulatory organization, from and after the date of the Merger Agreement and prior to the earlier of the Effective Time and the termination of the Merger Agreement, neither Purchaser nor Enghouse Interactive is permitted to (i) take any action or omit to take any action the result of which would reasonably be expected to materially and adversely impair or materially delay or impede the consummation of the Offer, the Merger, or the other transactions contemplated by the Merger Agreement or (ii) authorize any of, or commit or agree, in writing or otherwise, to take any such action.

No Solicitation

From and after the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, except as otherwise expressly permitted by the Merger Agreement, Qumu is not permitted to, and is required to cause its Representatives and each of its subsidiaries not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (ii) enter into, continue or otherwise participate in any discussions with, or furnish any non-public information with respect to Qumu or any of its subsidiaries to, any person in connection with a Takeover Proposal (other than to state that it is not permitted to have discussions) or (iii) execute or enter into any letter of intent, agreement in principle or contract with respect to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (or resolve to or publicly propose to do any of the foregoing). Additionally, Qumu is required to, and is required to cause its Representatives to (x) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than Enghouse Interactive and its affiliates and their respective Representatives) conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal or any inquiry, proposal, or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal, (y) immediately terminate access by any third party to any physical or electronic data room relating to any Takeover Proposal or any inquiry, proposal, or offer that constitutes or would reasonably be expected to lead to a Takeover Proposal, and (z) promptly request that each person promptly return or destroy all non-public information previously furnished to such person or any of its representatives in accordance with the terms of the confidentiality or similar agreement in place with such person.

For purposes of this Offer to Purchase and the Merger Agreement:

•“Acceptable Confidentiality Agreement” means a confidentiality agreement between Qumu and a person making a Takeover Proposal entered into prior to the date of the Merger Agreement, or if entered into on or after the date of the Merger Agreement, on terms substantially similar (except with respect to standstill provisions) to Qumu than those contained in the Confidentiality Agreement (as defined below).

•“Intervening Event” means any material event, fact, circumstance, development or occurrence that (i) was not known to, or reasonably foreseeable by, the Qumu Board as of or prior to the date of the Merger Agreement, and (ii) becomes known to the Qumu Board prior to the Acceptance Time.

•“Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust, or other legal entity or organization, including a governmental authority.

•“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, or other financial advisors, agents, and other representatives of such Person and its Subsidiaries.

•“Superior Proposal” means any bona fide written Takeover Proposal made by a third party after the date hereof (with all percentages included in the definition of “Takeover Proposal” increased to 80%), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, that (i) is reasonably likely to be consummated and (ii) if consummated, would be more favorable to the shareholders of Qumu, taken as a whole, in each case from a financial point of view, than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Enghouse Interactive in response to any such Takeover Proposal); provided that a Takeover Proposal shall not be more favorable from a financial point of view unless such Takeover Proposal provides that the holders of each share of Common Stock shall have the right to receive consideration of at least $0.945 per share in cash.

•“Takeover Proposal” means any proposal or offer relating, directly or indirectly, to (i) a merger, consolidation, spin-off, share exchange (including a split-off), or business combination involving 20% or more of the capital stock of Qumu or any of its subsidiaries or consolidated assets of Qumu and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer, or other disposition, in a single transaction or series of related transactions, of assets representing 20% or more of the consolidated assets, revenues or gross profits of Qumu and its subsidiaries, taken as a whole, (iii) a purchase or other acquisition or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of Qumu or any of its subsidiaries, including by way of a tender offer or exchange offer, (iv) a reorganization, recapitalization, liquidation, or dissolution of Qumu or (v) any other transaction having a similar effect to those described in clauses (i) through (iv) above.

Response to Takeover Proposals

Generally, notwithstanding any provision of the Merger Agreement to the contrary, at any time after the date of the Merger Agreement until the Acceptance Time, and following Qumu receipt of a bona fide, written Takeover Proposal that did not arise out of a breach of the “No Solicitation” provisions described immediately above, Qumu may:

•participate in discussions regarding such Takeover Proposal solely to clarify the terms of such Takeover Proposal; and

•if the Qumu Board determines in good faith (i) that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) after consultation with outside legal counsel, that the failure to take the actions set forth in clauses (x) and (y) below with respect to such Takeover Proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties, then Qumu may, in response to such Takeover Proposal, (x) furnish or provide access to data and information (including non-public information) with respect to Qumu and any of its subsidiaries to the person who has made such Takeover Proposal and its representatives, pursuant to an Acceptable Confidentiality Agreement, so long as any written material non-public information provided under this clause (x) has previously been provided or made available to Enghouse Interactive or is provided or made available to Enghouse Interactive substantially concurrently with or promptly as practicable (and in any event, with one day of) after the time it is provided to such person, and (y) participate in discussions and negotiations regarding such Takeover Proposal.

Qumu Board’s Recommendation; Adverse Recommendation Changes

Except as contemplated by the Merger Agreement, the Qumu Board (or applicable committee thereof) is not permitted to (i) withdraw, modify or amend, or publicly propose to withdraw, modify or amend, the Qumu Board Recommendation in any manner adverse to Enghouse Interactive, (ii) approve, endorse, or recommend, or publicly propose to approve, endorse, or recommend, a Takeover Proposal, (iii) fail to include the Qumu Board Recommendation in the Schedule 14D-9 or, if any Takeover Proposal has been made public, fail to reaffirm the Qumu Board Recommendation upon request of Enghouse Interactive within the earlier of three business days prior to the then scheduled expiration date or five business days after Enghouse Interactive requests such reaffirmation with respect to such Takeover Proposal (any action described in clauses (i) through (iii) being referred to as an “Adverse Recommendation Change”), or (iv) approve, recommend, or allow Qumu to enter into any letter of intent, agreement in principle, or contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement) (such a letter of intent, agreement in principle, or contract, an “Acquisition Agreement”).

Notwithstanding the foregoing or any other provisions of the Merger Agreement to the contrary, the Qumu Board may, at any time before the Acceptance Time and in response to a Superior Proposal received by the Qumu Board after the date of the Merger Agreement, make an Adverse Recommendation Change, or terminate the Merger Agreement to enter into an Acquisition Agreement or authorize, resolve, agree, or propose publicly to take any such action, but only if:

•Qumu did not breach any of its non-solicitation obligations of the Merger Agreement;

•the Qumu Board has determined in good faith, after consultation with its outside legal and financial advisors, that failure to do so would be reasonably expected to be inconsistent with its fiduciary duties;

•Qumu has first provided at least five business days’ prior written notice to Enghouse Interactive that Qumu is prepared to make an Adverse Recommendation Change or terminate the Merger Agreement to enter into an Acquisition Agreement with respect to a Superior Proposal, which notice must include the material terms and conditions of and a copy of the written definitive agreements providing for the transaction that constitutes such Superior Proposal;

•during such five business day period, Qumu has negotiated with Enghouse Interactive in good faith (to the extent Enghouse Interactive desires to so negotiate) to enable Enghouse Interactive to propose in writing such adjustments in the terms and conditions of the Merger Agreement and related documents so that such Superior Proposal ceases to constitute a Superior Proposal; and

•following the end of such five business day period (it being understood and agreed that any material change to the financial or other terms and conditions of such Superior Proposal will require an additional notice to Enghouse Interactive and a new five business day period), and after considering such negotiations and any adjustments in the terms and conditions of the Merger Agreement and related documents that have been agreed to in writing by Enghouse Interactive, the Qumu Board has determined in good faith that, after consultation with its financial advisor, such Superior Proposal continues to constitute a Superior Proposal.

Additionally, and notwithstanding the foregoing or any other provisions of the Merger Agreement to the contrary, the Qumu Board may, at any time before the Acceptance Time, make an Adverse Recommendation Change in response to an Intervening Event, but only if:

•Qumu did not breach any of its non-solicitation obligations of the Merger Agreement;

•the Qumu Board has determined in good faith, after consultation with its outside legal counsel, that failure to do so would be reasonably expected to be inconsistent with its fiduciary duties;

•Qumu has first provided at least five business days’ prior written notice to Enghouse Interactive that Qumu is prepared to make an Adverse Recommendation Change, which notice must specify in reasonable detail the Intervening Event and the basis upon which Qumu proposes to make an Adverse Recommendation Change;

•during such five business day period, Qumu has negotiated with Enghouse Interactive in good faith (to the extent Enghouse Interactive desires to so negotiate) to enable Enghouse Interactive to propose in writing such adjustments in the terms and conditions of the Merger Agreement and related documents so that the failure to make such Adverse Recommendation Change would no longer be reasonably expected to be inconsistent with the Qumu directors’ fiduciary duties; and

•following the end of such five business day period (it being understood and agreed that any material change to the conditions constituting the Intervening Event will require an additional notice to Enghouse Interactive and a new five business day period), and after considering such negotiations and any adjustments in the terms and conditions of the Merger Agreement and related documents that have been agreed to in writing by Enghouse Interactive, the Qumu Board has determined that, after consultation with its outside legal counsel, the failure to make such Adverse Recommendation Change continues to be reasonably expected to be inconsistent with the Qumu directors’ exercise of their fiduciary duties.

The Merger Agreement does not prohibit Qumu, the Qumu Board or any committee or subcommittee thereof from complying with Rules 14d-9 and 14e-2, or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from making any disclosure to the shareholders of Qumu if the Qumu Board complies with the non-solicitation provisions set forth in the Merger Agreement and determines, in good faith after consultation with its outside legal counsel, that the failure to do so would be reasonably expected to be inconsistent with its fiduciary duties or such disclosure is otherwise required under applicable laws, rules, or regulations. Further, the Merger Agreement expressly provides that in no event will the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable laws, rules, or regulations) be prohibited if Qumu complies with the non-solicitation provisions set forth in the Merger Agreement.

Employee Benefit Plans

If, at least five business days prior to the Closing Date, Enghouse Interactive provides written notice to Qumu directing Qumu to terminate one or more of its (i) 401(k) Plan and/or (ii) any other Qumu employee benefit plan, Qumu must terminate such plan(s) effective in the case of (i) as of the day immediately preceding the Closing Date, and in the case of (ii) immediately prior to the Closing Date, subject to the consummation of the transactions contemplated by the Merger Agreement.

Indemnification and Insurance

From and after the Effective Time, the Surviving Corporation is required to, and Enghouse Interactive is required to cause the Surviving Corporation to, in each case to the fullest extent permitted under applicable laws, rules, and regulations, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee, agent, or fiduciary of Qumu or of a subsidiary of Qumu (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, Liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any legal action, arbitration, or other civil or criminal proceeding (including as may be administrative or investigative), whenever asserted, based on, or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, officer, employee, agent, or fiduciary of Qumu or such subsidiary or was acting in such capacity, or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee, or agent of Qumu or such subsidiary or taken at the request of Qumu or such Subsidiary (including in connection with serving at the request of Qumu or such subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any legal action, arbitration, or other proceeding (including as may be administrative or investigative) relating in whole or in part to the Merger Transactions or relating to the enforcement of such indemnification provisions) and (ii) assume all obligations of Qumu and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the organizational documents of Qumu and such subsidiaries as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement providing for indemnification between Qumu or any of its Subsidiaries and any Indemnitee. Without limiting the foregoing, Enghouse Interactive, from and after the Effective Time, is required to cause, unless otherwise required by Law, the articles of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities, exculpation and indemnification (including advancement of expenses) of directors and officers than are set forth as of the date of the Merger Agreement in the organizational documents of Qumu and such subsidiaries, which provisions shall not be amended, repealed, or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees for a period of six years after the Effective Time.

In the event of any legal action, arbitration, or other civil or criminal proceeding related to the acts or omissions described above (i) the Surviving Corporation is required to cooperate with the Indemnitee and its insurer in the defense of any such action, arbitration, or other proceeding and (ii) the Surviving Corporation has agreed not to settle, compromise, or consent to the entry of any judgment in any such action, arbitration, or other proceeding pending or threatened in writing to which an Indemnitee is a party (and in respect of which indemnification could be sought by such Indemnitee hereunder), unless such settlement, compromise, or consent includes an unconditional release of such Indemnitee from all liability arising therefrom or the Indemnitee otherwise consents.

In the Merger Agreement, Enghouse Interactive and the Surviving Corporation have agreed, jointly and severally, to maintain in effect for at least six years after the Effective Time the current policies of directors’ and officers’ liability and fiduciary liability insurance maintained by Qumu on terms and scope with respect to coverage, and in amount, no less favorable to its covered individuals than those of such policies in effect on the date of the Merger Agreement, or policies, issued by a reputable insurer at least equivalent to the insurer(s) of Qumu current directors’ and officers’ liability insurance and fiduciary liability insurance, of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of the Merger Agreement and the consummation of the transactions contemplated thereby) so long as Enghouse Interactive and the Surviving Corporation are not required to pay an annual premium in excess of 300% of the last annual premium paid by Qumu for such insurance before the date of the Merger Agreement (the “Maximum Premium”). If Enghouse Interactive or the Surviving Corporation are unable to obtain such insurance for an amount less than or equal to the Maximum Premium, then Enghouse Interactive and the Surviving Corporation have agreed, jointly and severally, to instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements described above, before the Effective Time and in consultation with Enghouse Interactive, Qumu is entitled to, and at the request of Enghouse Interactive is required to, purchase fully paid and non-cancellable “tail” directors’ and officers’ liability and fiduciary liability insurance policies covering the matters described above and on like terms, scope and amount (and covering, without limitation, the transactions contemplated by the Merger Agreement) and, if Qumu purchases such policies before the Effective Time, then Enghouse Interactive and the Surviving Corporation’s obligations as described above will be satisfied so long as Enghouse Interactive and the Surviving Corporation cause such policies to be maintained in effect for a period of six years following the Effective Time.

Fees and Expenses

The Merger Agreement provides that, except as explicitly provided otherwise in the Merger Agreement, whether or not the Merger is consummated, all expenses (including those payable to the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and its Subsidiaries) incurred by any party to the Merger Agreement or on its behalf in connection with the Merger Agreement and the Merger Transactions (the “Expenses”) shall be paid by the party incurring those Expenses. As of the Closing Date, Qumu will take all action necessary to ensure that, as of the Closing Time:

•the Expenses that Qumu and its Subsidiaries have incurred since October 1, 2022 or are outstanding and liable for, including costs associated with investment banking, transaction legal fees including any Transaction Litigation as defined in the Merger Agreement, change of control severances/bonuses, employee retention amounts and the premium for directors’ and officers’ liability insurance coverage following the Effective Time does not exceed a prescribed amount;

•the Payoff Amount in respect of the Subject Indebtedness (as defined below) does not exceed a prescribed amount; and

•the sum, calculated without duplication, of (A) aggregate Offer Price, plus (B) aggregate Merger Consideration, as defined in the Merger Agreements, plus (C) aggregate amount payable to holders of Qumu Equity Awards pursuant to the Merger Agreement, plus (D) aggregate amount payable to holders of any other equity securities of Qumu and securities convertible into equity securities of Qumu, shall not exceed a prescribed amount.

Qumu Loan and Security Agreement

The Merger Agreement provides that, prior to the Effective Time, upon Enghouse Interactive’s request, Qumu shall use its reasonable efforts to, and to cause its subsidiaries to use reasonable efforts to, prior to or at, and conditioned upon, the occurrence of the Closing, deliver all notices and take all other actions required to, at Enghouse Interactive’s option: (a) facilitate the termination of commitments under the Loan and Security Agreement, dated as of April 15, 2022 among Qumu, Qumu, Inc. and Silicon Valley Bank (the “Subject Indebtedness”), the repayment in full of all obligations then outstanding thereunder and the release of all liens in connection therewith as of the Effective Time, and deliver to Enghouse Interactive prior to or at the Effective Time a customary payoff letter in respect of the Subject Indebtedness (the “Payoff Letter”), which Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs, or other similar obligations related to the Subject Indebtedness as of the Effective Time (the “Payoff Amount”) and (ii) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations that customarily remain following termination of a credit agreement) and Liens in connection therewith on the assets of Qumu or any of its subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount as of the Effective Time, released or arrangements reasonably satisfactory to Enghouse Interactive for such release shall have been made by such time or (b) obtain the waiver and/or consent of the parties to the Subject Indebtedness necessary to authorize the waiver or consent to the Merger Transactions in respect of the Subject Indebtedness (the “Lender Consent”), such Lender Consent to be in a form reasonably satisfactory to Enghouse Interactive. Enghouse Interactive and Purchaser have acknowledged and agreed that the delivery of the Payoff Letter and the Lender Consent pursuant to the applicable provisions of the Merger Agreement by Qumu to Enghouse Interactive is not a condition to the Closing, and the Offer and the Closing are not conditioned upon Enghouse Interactive receiving such Payoff Letter or Lender Consent.

Additionally the Merger Agreement provides that all such requested cooperation shall not unreasonably interfere with the ongoing operations of Qumu and its subsidiaries and in no event shall Qumu or any of its subsidiaries be required to bear any cost or expense other than de minimis cost or expenses, pay any commitment or other fee, enter into any definitive agreement, incur any other Liability, make any other payment or agree to provide any indemnity in connection with any of the foregoing prior to the Effective Time. In addition, the Merger Agreement provides that such provisions shall not require any action that would conflict with or violate the organizational documents Qumu or any of its subsidiaries or any applicable law rule or regulation or that would result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any contract to which Qumu or its subsidiaries is a party.

Efforts to Close the Transaction

In the Merger Agreement, each of Qumu, Purchaser and Enghouse Interactive has agreed to, and has agreed to cause its affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper, or advisable in accordance with applicable law to ensure the Offer Conditions and the conditions to complete the Merger are satisfied and to consummate the transactions contemplated by the Merger Agreement as promptly as practicable, including using reasonable best efforts to:

•obtain any consents, approvals, registrations, waivers, permits, orders, or other authorizations from, and make any filings and notifications with, any court, governmental authority, self-regulatory organization, or other third party necessary, proper, or advisable to consummate the transactions contemplated by the Merger Agreement; and

•make any submissions necessary, proper, or advisable in connection with the transactions contemplated by the Merger Agreement under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the MBCA, the Nasdaq rules and regulations and any other applicable laws, rules, or regulations; and

•take or cause to be taken all other actions reasonably necessary, proper, or advisable consistent with the terms of the Merger Agreement to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals, or authorizations, as applicable, under such laws, rules, and regulations as soon as practicable; provided that, under the Merger Agreement, neither Qumu nor Parent, nor any of their respective Affiliates, is obligated to (i) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, (ii) propose, negotiate, or agree to the sale, divestiture, license, or other disposition of any assets or businesses, (iii) accept any operational restriction that is material to its business or assets, or (iv) take any other action that would materially limit the right of that party, any of its subsidiaries, or any of its Affiliates to own or operate its or their businesses or assets.

The Merger Agreement also provides that the parties shall cooperate and consult with each other in connection with obtaining any approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Authority required to consummate the transaction contemplated by the Merger Agreement, and shall, unless prohibited by law (i) promptly inform the other party of any communication from any Governmental Authority; (ii) promptly provide each other with copies of all written communications to or from any Governmental Authority; (iii) use good faith efforts to give each other reasonable advance notice of all meetings with any Governmental Authority; and (iv) not participate independently in any meeting with a Governmental Authority without providing reasonable advance notice to the other party and an opportunity to attend and participate in such meeting.

Other Covenants

The Merger Agreement contains other customary covenants, including, among others, covenants relating to public announcements, access and confidentiality.

Termination of the Merger Agreement

Termination Rights. The Merger Agreement may be terminated at any time before the Acceptance Time:

•by mutual written consent of Enghouse Interactive and Qumu;

•by Enghouse Interactive or Qumu, if the Acceptance Time has not occurred by the March 24, 2023 Outside Date, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if the failure of such party to perform any of its covenants or agreements under the Merger Agreement has been a principal cause of the failure of the Acceptance Time to occur by the Outside Date;

•by Enghouse Interactive or Qumu, if any law, rule, or regulation or any judgment or other order issued by any court, governmental authority, or self-regulatory organization enjoining or otherwise prohibiting consummation of the Offer or the Merger is in effect and has become final and nonappealable, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if it has not used the efforts required under the Merger Agreement to resolve, vacate, or lift such judgment, order, law, rule, or regulation;

•by Enghouse Interactive or Qumu, if the Offer (as it may have been extended pursuant to and in accordance with the Merger Agreement) has expired at a time when the Minimum Condition has not been satisfied and without the acceptance for payment of Shares pursuant to the Offer, except that a party will not be permitted to terminate the Merger Agreement in this circumstance if the failure of such party to perform any of its covenants or agreements under the Merger Agreement has been a principal cause of the failure of the Acceptance Time to occur by the Outside Date;

•by Enghouse Interactive, if Qumu breaches any of its representations or warranties or fails to perform any of its covenants or agreements contained in the Merger Agreement, and which breach or failure would give rise to the failure of certain Offer Conditions and which by its nature cannot be cured or has not been cured by Qumu by the earlier of the Outside Date and the date that is 20 business days after Qumu receipt of written notice of such breach or failure from Enghouse Interactive (but only so long as neither Purchaser nor Enghouse Interactive are then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants or agreements contained in the Merger Agreement;

•by Enghouse Interactive, following an Adverse Recommendation Change, or if Qumu breached (other than in immaterial respects) any of its non-solicitation obligations of the Merger Agreement;

•by Qumu, in order to enter into an Acquisition Agreement relating to a Superior Proposal, provided that prior to or concurrently with such termination Qumu pays the Termination Fee (as defined below);

•by Qumu, if Purchaser or Enghouse Interactive breaches any of their respective representations or warranties or fails to perform any of their respective covenants or agreements contained in the Merger Agreement, and which breach or failure would, individually or when aggregated with any other such breaches or failures, reasonably be expected to materially delay, interfere with, hinder, or impair the consummation by Purchaser or Enghouse Interactive of any of the transactions contemplated by the Merger Agreement on a timely basis or the compliance by Purchaser or Enghouse Interactive with their respective obligations under the Merger Agreement and which by its nature cannot be cured or has not been cured by Purchaser or Enghouse Interactive, as applicable, by the earlier of the Outside Date and the date that is 20 business days after Enghouse Interactive’s receipt of written notice of such breach or failure from Qumu (but only so long as Qumu is not then in material breach of its representations or warranties or then materially failing to perform its covenants or agreements contained in the Merger Agreement); and

•by Qumu, if Purchaser shall not have commenced the Offer on or before the fifteenth Business Day after the initial public announcement of the execution of the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement and the Support Agreement will become void and of no effect, without any liability or obligation on the part of Purchaser, Enghouse Interactive, Qumu or their respective directors, officers, and affiliates, except for certain designated provisions of the Merger Agreement that survive such termination. No such termination will relieve any party from liability resulting from a willful and material breach of the Merger Agreement or for fraud based upon such party’s specific representations and warranties made under the Merger Agreement. Additionally, notwithstanding the termination of the Merger Agreement, the Confidentiality Agreement and certain other provisions of the Merger Agreement, including the expense reimbursement and termination fee provisions, will survive.

Termination Fee and Expense Fee. Qumu is required to pay, or cause to be paid, to Enghouse Interactive a termination fee of $800,000 (the “Termination Fee”) if:

•Enghouse Interactive terminates the Merger Agreement following the Qumu Board’s Adverse Recommendation Change or following Qumu’s breach of its non-solicitation obligations under the Merger Agreement;

•Qumu terminates the Merger Agreement due to the Outside Date, at a time when Enghouse Interactive would be permitted to terminate the Merger Agreement due to an Adverse Recommendation Change or Qumu’s breach of the non-solicitation provisions of the Merger Agreement;

•Qumu terminates the Merger Agreement to enter into an Acquisition Agreement relating to a Superior Proposal; or

•the Merger Agreement is terminated:

•by Qumu or Enghouse Interactive due to the Outside Date or failure of the Minimum Condition and there shall not have been a failure of the Offer Conditions due to an order prohibiting consummation of the Offer or the Merger, or by Enghouse Interactive for Qumu’s uncured breaches any of its representations or warranties or fails to perform any of its covenants, or there shall have been a failure of any Offer Conditions relating to Qumu’s breach of its representations, warranties, failure to performance its covenants, or the occurrence of any Company Material Adverse Effect, and

•within 12 months following the date of such termination, Qumu enters into a definitive written agreement with respect to any transaction specified in the definition of Takeover Proposal in the Merger Agreement; provided that, for this purpose, references in the definition of the term “Takeover Proposal” in the Merger Agreement to “20%” will be deemed to be replaced by “50%”;

The Termination Fee must be paid within two Business Days after the termination in the case of the terminations described in the first two circumstances above or concurrently with the termination in the case of the last two circumstances above. The Termination Fee must be paid in the last circumstance irrespective of whether the Expense Reimbursement has been paid (as described below).

Additionally, if Enghouse Interactive or Qumu terminate the Merger Agreement due to expiration of the Offer at the time when the Minimum Condition shall not have been satisfied, Qumu must pay Enghouse Interactive (or its designee) by wire transfer of immediately available funds an amount equal to the Expense Reimbursement within two Business Days after such termination. The Expense Reimbursement is $200,000.

In no event will Qumu be obligated to pay, or cause to be paid, the Termination Fee or the Expense Reimbursement on more than one occasion.

Specific Performance

The parties have agreed that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such non-performance or breach. Accordingly, the parties have agreed that, subject to certain requirements and limitations as set forth in the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, and in addition to any other remedy at law or in equity.

Amendment

Subject to compliance with applicable law, the Merger Agreement may be amended, modified, or supplemented by written agreement of Purchaser, Enghouse Interactive and Qumu at any time prior to the Effective Time, except that following the Acceptance Time, the Merger Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price.

Governing Law

The Merger Agreement is governed by Delaware law, provided, however, the laws of the State of Minnesota applies to the extent such laws are mandatorily applicable (including with respect to matters relating to (a) the filing of the Articles of Merger and the effects of the Merger and (b) the exercise of the fiduciary duties of the Qumu Board).

Other Agreements

Confidentiality Agreement

On July 26, 2022, Qumu and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with a possible negotiated transaction involving Qumu. Under the terms of the Confidentiality Agreement, Qumu and Parent agreed that, subject to certain exceptions, each of Qumu and Parent would keep confidential all information furnished to one another pursuant to the Confidentiality Agreement for a period of one year, subject to certain exceptions, and to use this information solely to evaluate a possible negotiated transaction between the parties.

This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

Support Agreement

On December 17, 2022, we entered into the Support Agreement with certain Qumu shareholders (the “Supporting Shareholders”), pursuant to which the Supporting Shareholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Shares subject to the Support Agreement represent approximately 13% of the outstanding Shares as of December 17, 2022.

This summary and description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, the form of which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference.

12. Purpose of the Offer; Plans for Qumu.

Purpose of the Offer

We are making the Offer because we want to acquire the entire equity interest in Qumu. The Offer, as the first step in the acquisition of Qumu, is intended to facilitate the acquisition of all outstanding Shares.

Purchaser intends to consummate the Merger as soon as practicable following the consummation of the Offer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. Following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Qumu. Following the Effective Time, the separate corporate existence of Purchaser will cease, and Qumu will continue as the Surviving Corporation and a wholly owned subsidiary of Enghouse Interactive.

All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If you sell your Shares in the Offer, you will cease to have any equity interest in Qumu or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you will also no longer have an equity interest in Qumu. Similarly, after selling your Shares in the Offer or upon consummation of the Merger, you will not bear the risk of any decrease in the value of Qumu.

Shareholder Approval

If the Offer is consummated and as a result Purchaser and its affiliates own Shares that represent a majority of the outstanding Shares, Qumu does not anticipate seeking the approval of Qumu remaining shareholders before effecting the Merger. Section 302A.613(4) of the MBCA provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public corporation, the acquirer holds at least the percentage of the shares, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement for a merger involving the target corporation, and the other shareholders receive the same amount and kind of consideration for their shares in the merger as was payable in the tender offer, the acquirer may effect a merger involving the target corporation without a vote of the shareholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer and the satisfaction or waiver of the other conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their terms are to be satisfied upon completion of the Merger), and in any event no later than the first business day following such satisfaction or waiver of such conditions, without a vote of the shareholders of Qumu in accordance with Section 302A.613(4) of the MBCA.

Plans for Qumu

If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Qumu and the Qumu Board shortly thereafter through the Merger.

Pursuant to the Merger Agreement, from and after the Effective Time, the directors of Purchaser immediately before the Effective Time will be the directors of the Surviving Corporation, and the officers of Purchaser immediately before the Effective Time will be the officers of the Surviving Corporation. At the Effective Time, the articles of incorporation of Qumu will be amended and restated to read in its entirety as set forth in Exhibit A to the Merger Agreement and, as so amended and restated, will be the articles of incorporation of the Surviving Corporation. The bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation (except as to the name of the Surviving Corporation).

As soon as reasonably practicable following the consummation of the Merger, Enghouse Interactive intends to cause Qumu to delist the Shares from Nasdaq and to terminate the registration of the Shares under the Exchange Act.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer; Plans for Qumu,” Section 13—“Certain Effects of the Offer” and Section 14—“Dividends and Distributions,” and except for the transactions contemplated by the Merger Agreement, Purchaser and Enghouse Interactive have no present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Qumu or any of its subsidiaries (such as a merger, reorganization, or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Qumu or any of its subsidiaries, (iii) any material change in Qumu present dividend rate or policy, or indebtedness or capitalization, (iv) any change to the Qumu Board or the management of Qumu, (v) any other material change in Qumu corporate structure or business, (vi) any class of equity securities of Qumu being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or (vii) any class of equity securities of Qumu becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

To the best knowledge of Purchaser and Enghouse Interactive, except for certain pre-existing agreements described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement, understanding, or relationship between any executive officer or director of Qumu, on the one hand, and Purchaser, Enghouse Interactive, Parent or Qumu, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Qumu entering into any such agreement, arrangement, or understanding.

13. Certain Effects of the Offer.

Market for the Shares

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, there will be no market for the Shares following consummation of the Offer.

Nasdaq Listing

If the Offer is consummated, Purchaser will complete the Merger as soon as practicable after the consummation of the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only shareholder of Qumu will be Enghouse Interactive. As soon as reasonably practicable following the consummation of the Merger, Enghouse Interactive intends to cause Qumu to delist the Shares from Nasdaq.

Exchange Act Registration

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Qumu to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Qumu to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Qumu, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings, the requirement to furnish annual, quarterly and current reports to shareholders pursuant to Section 13 of the Exchange Act and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, the ability of “affiliates” of Qumu and persons holding “restricted securities” of Qumu to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated.

Enghouse Interactive intends to cause Qumu to terminate the registration of the Shares under the Exchange Act as soon as reasonably practicable following the consummation of the Merger.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that, from and after the date of the Merger Agreement and until the earlier of the Effective Time and the termination of the Merger Agreement, except with the prior written consent of Enghouse Interactive, as expressly contemplated or permitted pursuant to the Merger Agreement, as set forth in the Disclosure Schedule or as required by applicable law, Qumu will not make, declare, or pay any dividend or distribution on any shares of its capital stock, including the Shares (other than dividends and distributions by wholly owned subsidiaries of Qumu).

15. Conditions of the Offer.

The Offer is not subject to any financing condition. Notwithstanding any other provision of the Merger Agreement or the Offer and subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) under the Exchange Act), Purchaser is not required to, and Enghouse Interactive is not required to cause Purchaser to, accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer and may terminate or amend the Offer in accordance with the terms of the Merger Agreement, if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

•the Minimum Condition has not been satisfied;

•any law, or order, decision, judgment, writ, injunction, decree, award or other determination of any Governmental Authority enjoining or otherwise prohibiting consummation of the Offer or the Merger is in effect;

•(i) the representations and warranties of Qumu relating to the absence of certain changes or events and relating to certain capitalization matters are not true and correct in all respects (other than any inaccuracies of the representations and warranties set forth in Section 3.8 of the Merger Agreement that do no increase the aggregate consideration payable by Enghouse Interactive or Purchaser as contemplated by Article I and Article II of the Merger Agreement), as of the

Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (ii) the representations and warranties of Qumu relating to certain corporate matters, such as organization, standing and corporate power; Qumu authority and authorization of the Merger Agreement and the transactions contemplated thereby; certain recommendations of the Qumu Board; the enforceability of the Merger Agreement; That Qumu does not have any direct or indirect interest in any Person other than the Subsidiaries listed in the Company Disclosure Schedule; that the Subsidiaries are clear of all liens and do not materially violate Qumu’s organizational documents; and the inapplicability of certain state takeover laws to the Merger Agreement and the transactions contemplated thereby, are not true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iii) the other representations and warranties of Qumu set forth in the Merger Agreement are not true and correct as of the date of the Merger Agreement and as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (the “Representations Condition”);

•Qumu has not complied with or performed, or caused compliance or performance with, in all material respects (but in all respects, without reference to materiality, in the case of section 5.10(b) of the Merger Agreement) the obligations required to be complied with or performed by it prior to the Expiration Time under the Merger Agreement and such failure to comply or perform has not been cured by the Expiration Time (the “Obligations Condition”);

•since the date of the Merger Agreement, there has been any effect, change, event, or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect (the “Material Adverse Effect Condition”);

•the Merger Agreement has been terminated in accordance with its terms; or

•Enghouse Interactive has not received a certificate signed on behalf of Qumu by an executive officer of Qumu, certifying that none of the Representations Condition, the Obligations Condition or the Material Adverse Effect Condition is continuing as of the Expiration Time.

For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Purchaser and Enghouse Interactive to extend, terminate or modify the Offer in accordance with the terms of the Merger Agreement.

The conditions described above are for the sole benefit of Purchaser and Enghouse Interactive and, subject to the terms and conditions of the Merger Agreement and applicable laws, rules, and regulations, may be waived by Purchaser and Enghouse Interactive in whole or in part at any time and from time to time in their respective sole discretion, except that we are not permitted to waive the Minimum Condition without the prior written consent of Qumu. The failure by Purchaser, Enghouse Interactive or any other affiliate of Enghouse Interactive at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer.

Except as described in this Section 16, based on its examination of publicly available information filed by Qumu with the SEC and other publicly available information concerning Qumu, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Qumu’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative, or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Enghouse Interactive as contemplated herein. If any such approval or other action is required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Qumu’s business, or certain parts of Qumu’s business might not need to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

State Takeover Laws

Qumu is incorporated under the laws of the State of Minnesota. Under the MBCA and other Minnesota statutes, Qumu is subject to certain state takeover laws. As described below, Qumu has taken appropriate action in connection with its approval of the Merger Agreement and the consummation of the transactions it contemplates so that these laws do not affect the ability of Parent and Purchaser to consummate the Offer or the Merger or related transactions.

Minnesota Business Combination Act. Section 302A.673 of the MBCA (the “Business Combination Act”), prohibits a publicly held Minnesota corporation, such as Qumu, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined generally as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of that corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction that resulted in the shareholder becoming an “interested shareholder” prior to the shareholder becoming an interested shareholder. Under the Business Combination Act, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. A committee consisting of only disinterested directors of the Qumu Board, which compiles with the requirements for such a committee set forth in Section 302A.673(1)(d) of the MBCA, and acting in accordance with Section 302A.673 of the MBCA, has duly and unanimously approved the Merger Agreement, which approval, to the extent applicable and assuming the accuracy of the representations and warranties of Enghouse Interactive and Purchaser set forth in Section 4 of the Merger Agreement, constituted approval for the purposes of Section 302A.673(1) of the MBCA as a result of which the Merger Agreement and the transactions contemplated thereby are not and will not be subject to the restrictions on “business combinations” with an “interested shareholder” under the provision of Section 302A.673 of the MBCA.

Minnesota Control Share Acquisition Act. The Minnesota Control Share Acquisition Act under Section 302A.671 (the “Control Share Acquisition Act”) of the MBCA, provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of a publicly held Minnesota corporation (i.e., from less than 20% to 20% or more, from less than 33-1/3% to 33-1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (ii) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the publicly held Minnesota corporation, or any director who is also an employee of the publicly held Minnesota corporation). If such approval is not obtained, the publicly held Minnesota corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the publicly held Minnesota corporation. The above provisions do not apply if there is an applicable exception. The Control Share Acquisition Act contains several exceptions, including an exception for cash tender offers (i) approved by a majority vote of a committee, such as the Qumu Special Committee, composed solely of one or more disinterested directors of the publicly held Minnesota corporation formed pursuant to the Business Combination Act, prior to the commencement of, or the public announcement of the intent to commence, the offer, and (ii) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the publicly held Minnesota corporation.

Takeover Disclosure Statute. Sections 80B.01 to 80.B.13 of the Minnesota Statutes (the “Minnesota Takeover Disclosure Law”), require certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as Qumu, that has its principal place of business in Minnesota and a certain number of shareholders residing in Minnesota. Parent intends to file a registration statement with the Commissioner on or about the date this Statement is filed with the SEC. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three business days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Minnesota Takeover Disclosure Law, such action could have the effect of delaying the Offer.

“Fair Price” Provision. Section 302A.675 of the MBCA provides that a purchaser generally may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the purchaser’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange, or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the purchaser upon substantially equivalent terms as those provided in the earlier takeover offer. However, because the Qumu Board and the Qumu Special

Committee, which is comprised of directors that meet the requirements of Section 302A.675(2) of the MBCA, have approved the Merger Agreement and the transactions contemplated thereby, the restrictions of Section 302A.675 of the MBCA do not apply.

Qumu, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and we have not attempted to comply with any such laws. If any person seeks to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Conditions of the Offer.”

Dissenters’ Rights

Sections 302A.471 and 302A.473 of the MBCA provide that shareholders may dissent from, and obtain payment for the fair value of their shares in the event of, certain corporate actions, and establish procedures for the exercise of such dissenters’ rights.

Holders of Shares will not have dissenter’s rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, a shareholder of Qumu who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the Effective Time) required to be paid in cash, less any required withholding of taxes, to dissenting shareholders of Qumu for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Moreover, Qumu may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger, and the judicially determined value could be more or less than the price per Share paid pursuant to the Offer or the consideration per Share payable in the Merger. Under Section 302A.471(4) of the MBCA, a shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or Qumu. Any Shares which are issued and outstanding immediately prior to the Effective Time and which are held by a holder who has not accepted the Offer and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Sections 302A.471 and 302A.473 of the MBCA. To be entitled to payment, the dissenting shareholder must not accept the Offer, must file with Qumu, prior to consummation of the Offer, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, and must satisfy the other procedural requirements of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) its dissenters’ rights, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be canceled and converted into and represent only the right to receive the consideration payable in the Merger, without interest and less any required withholding of taxes, upon surrender of the Share Certificate or Share Certificates formerly representing such dissenting Shares.

THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MBCA. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471 AND 302A.473 OF THE MBCA FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MBCA IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MBCA AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

17. Fees and Expenses.

We have retained the Depositary, the Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary, the Paying Agent and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the United States federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication, and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer material to their customers.

18. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. Purchaser may, however, in its discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Parent has filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Parent will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of the Schedule TO and any amendments thereto (including exhibits), and any other filings Parent makes with the SEC with respect to the Offer or the Merger, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning Purchaser, Enghouse Interactive and Parent.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or Enghouse Interactive not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Purchaser, Enghouse Interactive, Qumu, or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

SCHEDULE I

INFORMATION RELATING TO PURCHASER, ENGHOUSE INTERACTIVE AND PARENT

Purchaser

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices, or employments for the past five years of each executive officer and director of Purchaser. Unless otherwise indicated, the current business address of each person is c/o Enghouse Systems Limited, 80 Tiverton Court, Suite 800, Markham, Ontario, L3R 0G4.

Name	Present Position(s) with Purchaser	Present Principal Occupation and Employment History
Position(s), Name of Organization and Tenure
Stephen J. Sadler	Director, Chief Executive Officer

Chairman of the Board of Directors and Chief Executive Officer of Parent (2000—Present);

Director of Enghouse Interactive (2002—Present);

Chief Executive Officer of Purchaser (2022—Present);

Director of Purchaser (2022—Present);

Corporate Director, Open Text Corporation (1997—Present).

Robert Medved	Chief Financial Officer	Vice President, Finance of Parent (2022—Present); Vice President, Finance of Enghouse Interactive (2017—Present); Chief Financial Officer of Purchaser (2022—Present).
Todd May	Vice President & General Counsel	Vice President and General Counsel of Parent (2008—Present); Vice President and General Counsel of Enghouse Interactive (2008—Present); Vice President and General Counsel of Purchaser (2022—Present).

Enghouse Interactive

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices, or employments for the past five years of each executive officer and director of Enghouse Interactive. Unless otherwise indicated, the current business address of each person is c/o Enghouse Systems Limited, 80 Tiverton Court, Suite 800, Markham, Ontario, L3R 0G4.

Name	Present Position(s) with Enghouse Interactive	Present Principal Occupation and Employment History
Position(s), Name of Organization and Tenure
Stephen J. Sadler	Director

Chairman of the Board of Directors and Chief Executive Officer of Parent (2000—Present);

Director of Enghouse Interactive (2002—Present);

Chief Executive Officer of Purchaser (2022—Present);

Director of Purchaser (2022—Present);

Corporate Director, Open Text Corporation (1997—Present).

Vince Mifsud	President	President of Parent (2018—Present); President of Enghouse Interactive (2018—Present); Chief Executive of Scribble Technologies (2012—2016).
Robert Medved	Vice President, Finance	Vice President, Finance of Parent (2022—Present); Vice President, Finance of Enghouse Interactive (2017—Present); Chief Financial Officer of Purchaser (2022—Present).
Todd May	Vice President, General Counsel	Vice President and General Counsel of Parent (2008—Present); Vice President and General Counsel of Enghouse Interactive (2008—Present); Vice President and General Counsel of Purchaser (2022—Present).

Parent

The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices, or employments for the past five years of each executive officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Enghouse Systems Limited, 80 Tiverton Court, Suite 800, Markham, Ontario, L3R 0G4.

Name	Present Position(s) with Parent	Present Principal Occupation and Employment History
Position(s), Name of Organization and Tenure
Stephen J. Sadler	Chief Executive Officer, Director and Chairman of the Board Enghouse Systems Limited

Chairman of the Board of Directors and Chief Executive Officer of Parent (2000—Present);

Director of Enghouse Interactive (2002—Present);

Chief Executive Officer of Purchaser (2022—Present);

Director of Purchaser (2022—Present);

Corporate Director, Open Text Corporation (1997—Present).

Eric Demirian	Director

Director of Parent (2004—Present);

President of Parklea Capital Inc. (2003—Present);

Non-Executive Chair, The Descartes Systems Group Inc. (2011—Present);

Corporate Director, Redline Communications Group Inc. (2013—Present);

Corporate Director, Imax Corporation (2010—Present).

Reid Drury	Director	Director of Parent (2000—Present); Partner of Polar Capital Corporation (1997—Present).
Paul J. Stoyan	Director	Director of Parent (2006—Present); Chairman of Gardiner Roberts LLP (law firm) (1992—Present); Corporate Director, Element Financial Corporation (2010—Present).
Pierre Lassonde	Director	Director of Parent (2000—Present); Chair (Emeritus) of Franco-Nevada Corporation (2007—Present); Corporate Director, New Gold inc. (2008—Present).
Jane Mowat	Director	Director of Parent (2019—Present); Independent Consultant (2003—Present); Director of Via Rail (2013—Present).
Melissa Sonberg	Director	Director of Parent (2021-Present); Corporate Director and Professor at McGill University.
Vincent Mifsud	President	President of Parent (2018—Present); President of Enghouse Interactive (2018—Present); Chief Executive of Scribble Technologies (2012—2016).
Sam Anidjar	Vice President, Corporate Development	Vice President, Corporate Development of Parent (2013—Present); Principal, Management & Advisory Services (2009—2012).
Lynette Corbett	Chief Administrative and Human Resources Officer	Chief Administrative and Human Resources Officer of Parent (2016—Present).
Robert Medved	Vice President, Finance and Administration	Vice President Finance of Parent (2022—Present); Vice President, Finance of Enghouse Interactive (2017—Present); Chief Financial Officer of Purchaser (2022—Present).
Todd M. May	Vice President and General Counsel	Vice President and General Counsel of Parent (2008—Present); Vice President and General Counsel of Enghouse Interactive (2008—Present); Vice President and General Counsel of Purchaser (2022—Present).

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of Qumu or such shareholder’s broker, dealer, commercial bank, trust company, or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Equiniti Trust Company

***By Mail: Equiniti Trust Company Shareowner Services Voluntary Corporate Actions P.O. Box 64858 St. Paul, Minnesota 55164-0858	***By Hand or Overnight Courier: Equiniti Trust Company Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent at its address and telephone numbers set forth below. Shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – New York, New York 10005
Banks and Brokers calls: (212) 269-5550
Shareholders and All Others Call Toll-Free: (800) 949-2583
Email address: qumu@dfking.com